UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington , D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under the Securities Exchange Act of 1934

For the quarter ended June 30, 2007
Commission File Number: 000-25383

INFOSYS TECHNOLOGIES LIMITED
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant's name into English)

Electronics City, Hosur Road, Bangalore, Karnataka, India 560 100. 80-2852-0261
(Address of principal executive offices)

Indicate by check mark registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g 3-2(b).

Not Applicable

Currency of Presentation and Certain Defined Terms

In this Quarterly Report, references to "U.S." or "United States" are to the United States of America, its territories and its possessions. References to "India" are to the Republic of India. References to "$" or "dollars" or "U.S. dollars" are to the legal currency of the United States and references to "Rs." or "rupees" or "Indian rupees" are to the legal currency of India. Our financial statements are presented in Indian rupees and translated into U.S. dollars and are prepared in accordance with United States Generally Accepted Accounting Principles, or U.S. GAAP. References to "Indian GAAP" are to Indian Generally Accepted Accounting Principles. References to a particular "fiscal" year are to our fiscal year ended March 31 of such year.

All references to "we," "us," "our," "Infosys" or the "Company" shall mean Infosys Technologies Limited, and, unless specifically indicated otherwise or the context indicates otherwise, our consolidated subsidiaries. "Infosys" is a registered trademark of Infosys Technologies Limited in the United States and India. All other trademarks or tradenames used in this Quarterly Report are the property of their respective owners.

Except as otherwise stated in this Quarterly Report, all translations from Indian Rupees to U.S. dollars are based on the noon buying rate in the City of New York on June 29, 2007, for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York which was Rs. 40.58 per $1.00. June 29, 2007 was the last day of the quarter ended June 30, 2007 for which the noon buying rate is available. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding. Information contained in our website, www.infosys.com , is not part of this Quarterly Report.

Cautionary Note regarding Forward-Looking Statements

In addition to historical information, this Report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Factors that might cause such differences include but are not limited to, those discussed in the section entitled "Risk Factors" and elsewhere in this Report, as well as the sections entitled "Risk Factors" in our Annual Report on Form 20-F for the fiscal year ended March 31, 2007. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis only as of the date of this Report. In addition, readers should carefully review the other information in this Report and in the Company's periodic reports and other documents filed with the Securities and Exchange Commission ("SEC") from time to time.

TABLE OF CONTENTS
Part I - Financial Information
Item 1. Financial Statements

Unaudited Consolidated Balance Sheet
Unaudited Consolidated Statements of Income
Unaudited Consolidated Statements of Stockholders' Equity and Comprehensive Income
Unaudited Consolidated Statements of Cash Flows
Notes to the Unaudited Consolidated Financial Statements

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations Item 3. Quantitative and Qualitative Disclosure about Market Risk Item 4. Controls and Procedures
Part II - Other Information

Item 1. Legal Proceedings
Item 1A. Risk Factors
Item 2. Unregistered Sale of Equity Securities and Use of Proceeds
Item 3. Default upon Senior Securities
Item 4. Submission of Matters to a Vote of Security Holders
Item 5. Other Information
Item 6. Exhibits

SIGNATURES EXHIBIT INDEX EXHIBIT 31.1 EXHIBIT 32.1

Part I - Financial Information

Item 1. Financial Statements

Infosys Technologies Limited and subsidiaries

Unaudited Consolidated Balance Sheets

(Dollars in millions except per share data)
	As of
	March 31, 2007	June 30, 2007
	(1)
ASSETS
Current Assets
Cash and cash equivalents	$1,403	$1,587
Investments in liquid mutual fund units	6	-
Trade accounts receivable, net of allowances	565	615
Unbilled revenue	74	80
Prepaid expenses and other current assets	48	73
Deferred tax assets	2	2
Total current assets	2,098	2,357
Property, plant and equipment, net	738	832
Goodwill	128	136
Intangible assets, net	20	19
Deferred tax assets	19	31
Advance income taxes	33	6
Other assets	37	39
Total Assets	$3,073	$3,420
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Accounts payable	$6	$3
Income taxes payable	4	3
Client deposits	1	1
Unearned revenue	72	84
Other accrued liabilities	272	283
Total current liabilities	355	374
Non-current liabilities
Other non-current liabilities	1	1
Stockholders' Equity
Common stock, $0.16 par value 600,000,000 equity shares authorized, Issued and outstanding –571,209,862 as of March 31, 2007 and June 30, 2007	64	64
Additional paid-in capital	692	693
Accumulated other comprehensive income	90	261
Retained earnings	1,871	2,027
Total stockholders' equity	2,717	3,045
Total Liabilities And Stockholders' Equity	$3,073	$3,420
(1)  March 31, 2007 balances were obtained from audited financial statements
See accompanying notes to the unaudited consolidated financial statements

Infosys Technologies Limited and subsidiaries

Unaudited Consolidated Statements of Income

(Dollars in millions except per share data)
	Three months ended June 30,
	2006	2007
Revenues	$660	$928
Cost of revenues	389	569
Gross profit	271	359
Operating Expenses:
Selling and marketing expenses	45	51
General and administrative expenses	56	77
Amortization of intangible assets	-	2
Total operating expenses	101	130
Operating income	170	229
Gain on sale of long term investment	1	-
Other income, net	28	62
Income before income taxes and minority interest	199	291
Provision for income taxes	23	28
Income before minority interest	$176	$263
Minority interest	2	-
Net income	$174	$263
Earnings per equity share
Basic	$0.32	$0.46
Diluted	$0.31	$0.46
Weighted average equity shares used in computing earnings per equity share
Basic	549,991,125	568,376,262
Diluted	562,806,776	570,506,394
See accompanying notes to the unaudited consolidated financial statements

Infosys Technologies Limited and subsidiaries

Unaudited Consolidated Statements of Stockholders' Equity and Comprehensive Income

(Dollars in millions)
	Common stock Shares	Common stock Par value	Additional paid-in capital	Comprehensive income	Accumulated other comprehensive income	Retained earnings	Total stockholders' equity
Balance as of March 31, 2006	551,109,960	$31	$410		$9	$1,387	$1,837
Common stock issued	2,576,392	-	31	-	-	-	31
Cash dividends	-	-	-	-	-	(265)	(265)
Stock compensation expenses	-	-	1	-	-	-	1
Income tax benefit arising on exercise of stock options	-	-	2	-	-	-	2
Stock split effected in the form of a stock dividend	-	30	-	-	-	(30)	-
Comprehensive income
Net income	-	-	-	$174	-	174	174
Other comprehensive income
Translation adjustment	-	-	-	$(55)	$(55)	-	(55)
Comprehensive income				$119
Balance as of June 30, 2006	553,686,352	$61	$444		$(46)	$1,266	$1,725
Balance as of March 31, 2007	571,209,862	$64	$692		$90	$1,871	$2,717
Cash dividends	-	-	-	-	-	(107)	(107)
Stock compensation expenses	-	-	1	-	-	-	1
Comprehensive income
Net income	-	-	-	$263	-	263	263
Other comprehensive income
Translation adjustment	-	-	-	$171	$171	-	171
Comprehensive income				$434
Balance as of June 30, 2007	571,209,862	$64	$693		$261	$2,027	$3,045
See accompanying notes to the unaudited consolidated financial statements

Infosys Technologies Limited and subsidiaries

Unaudited Consolidated Statements of Cash Flows

(Dollars in millions)
	Three months ended June 30,
	2006	2007
OPERATING ACTIVITIES:
Net income	$174	$263
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	23	37
Minority interest	2	-
Stock compensation expenses	1	1
Deferred taxes	(2)	(12)
Others	(2)	-
Changes in assets and liabilities
Trade accounts receivable	(57)	(15)
Prepaid expenses and other current assets	(10)	(24)
Unbilled revenue	(11)	(1)
Accounts payable	-	(3)
Income taxes	-	30
Client deposits	-	(1)
Unearned revenue	12	7
Other accrued liabilities	(9)	(5)
Net cash provided by operating activities	121	277
Investing Activities:
Expenditure on property, plant and equipment	(42)	(83)
Loans to employees	-	3
Non-current deposits placed with corporations	(11)	-
Acquisition of minority interest in subsidiary	(116)	-
Investment in liquid mutual fund units	(375)	(116)
Redemption of liquid mutual fund units	180	122
Proceeds from sale of long term investment	1	-
Net cash used in investing activities	(363)	(74)
Financing Activities:
Proceeds from issuance of common stock on exercise of employee stock options and income tax benefits	33	-
Payment of dividends	(264)	(107)
Net cash used in financing activities	(231)	(107)
Effect of exchange rate changes on cash	(24)	88
Net (decrease) / increase in cash and cash equivalents during the period	(497)	184
Cash and cash equivalents at the beginning of the period	889	1,403
Cash and cash equivalents at the end of the period	$392	$1,587
Supplementary information:
Income taxes paid	$25	$12
See accompanying notes to the unaudited consolidated financial statements

Infosys Technologies Limited and subsidiaries

Notes to the Unaudited Consolidated Financial Statements

1. Company overview and significant accounting policies

1.1. Company overview

Infosys Technologies Limited (Infosys), along with its majority owned and controlled subsidiary, Infosys BPO Limited (Infosys BPO), formerly Progeon limited and wholly-owned subsidiaries Infosys Technologies (Australia) Pty. Limited (Infosys Australia), Infosys Technologies (China) Co. Limited (Infosys China), formerly Infosys Technologies (Shanghai) Co. Limited and Infosys Consulting Inc. (Infosys Consulting) is a leading global technology services firm. The company provides end-to-end business solutions that leverage technology. The company provides solutions that span the entire software life cycle encompassing technical consulting, design, development, software re-engineering, maintenance, systems integration, package evaluation and implementation, testing and infrastructure management services. In addition, the company offers software products for the banking industry and business process management services.

1.2. Basis of preparation of financial statements and consolidation

 The consolidated financial statements include Infosys and its subsidiaries (the company) and are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). Infosys consolidates entities in which it owns or controls more than 50% of the voting shares. The results of acquired businesses are included in the consolidated financial statements from the date of acquisition. Inter-company balances and transactions are eliminated on consolidation.

Unaudited interim information presented in the consolidated financial statements has been prepared by the management and, in the opinion of management, includes all adjustments of a normal recurring nature that are necessary for the fair presentation of the financial position, results of operations and cash flows for the periods shown, and is in accordance with GAAP. These financial statements should be read in conjunction with the consolidated financial statements and related notes included in the company's annual report on Form 20-F for the fiscal year ended March 31, 2007.

1.3. Use of estimates

 The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions are used for, but not limited to, accounting for costs and efforts expected to be incurred to complete performance under software development arrangements, allowance for uncollectible accounts receivable, future obligations under employee benefit plans, provisions for post-sales customer support, the useful lives of property, plant, equipment and intangible assets and income tax valuation allowances. Actual results could differ from those estimates. Appropriate changes in estimates are made as management become aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financials statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the consolidated financial statements.

1.4. Revenue recognition

The company derives revenues primarily from software development and related services, licensing of software products and from business process management services. Arrangements with customers for software development and related services are either on a fixed price, fixed timeframe or on a time and material basis.

Revenue on time-and-material contracts is recognized as the related services are performed and revenue from the end of the last billing to the balance sheet date is recognized as unbilled revenues. Revenue from fixed-price, fixed-timeframe contracts is recognized as per the percentage-of-completion method. Guidance has been drawn from paragraph 95 of Statement of Position (SOP) 97-2, Software Revenue Recognition, to account for revenue from fixed price arrangements for software development and related services in conformity with SOP 81-1. The input (efforts expended) method has been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. Costs and earnings in excess of billings are classified as unbilled revenue while billings in excess of costs and earnings are classified as unearned revenue. Maintenance revenue is recognized ratably over the term of the underlying maintenance agreement.

The company provides its clients with a fixed-period warranty for corrections of errors and telephone support on all its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded and included in cost of revenues. The company estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

In arrangements with software development and related services and maintenance services, the company has specifically applied the guidance in paragraph 9 of EITF Issue 00-21 to determine whether the software development and related services can be considered a separate unit of accounting. The arrangements generally meet the criteria for software development and related services to be considered a separate unit of accounting. The company uses the relative fair value method to allocate revenue to maintenance services and the software development and related services. In cases where the company is unable to establish objective and reliable evidence of fair value for the software development and related services, the company has used the residual method to allocate the arrangement consideration. Maintenance revenues are recognized ratably over the term of the underlying maintenance arrangement while software development and related services revenues are recognized using the percentage-of-completion method.

In accordance with SOP 97-2, license fee revenues are recognized when persuasive evidence of an arrangement exists, delivery has occurred, the license fee is fixed and determinable, and the collection of the fee is probable. Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS). The company has applied the principles in SOP 97-2 to account for revenue from these multiple element arrangements. Vendor specific objective evidence of fair value (VSOE) has been established for ATS. VSOE is the price charged when the element is sold separately. When other services are provided in conjunction with the licensing arrangement, the revenue from such contracts are allocated to each component of the contract using the residual method, whereby revenue is deferred for the undelivered services and the residual amounts are recognized as revenue for delivered elements. In the absence of an established VSOE for implementation, the entire arrangement fee for license and implementation is recognized as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the services are performed. ATS revenue is recognized ratably over the period in which the services are rendered.

Revenues from business process management and other services are recognized on both, the time-and-material and fixed-price, fixed-timeframe basis. Revenue on time-and-material contracts is recognized as the related services are rendered. Revenue from fixed-price, fixed-timeframe contracts is recognized as per the proportional performance method using an output measure of performance.

When the company receives advances for services and products, such amounts are reported as client deposits until all conditions for revenue recognition are met.

The company accounts for volume discounts and pricing incentives to customers using the guidance in EITF Issue 01-09, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products). The discount terms in the company's arrangements with customers generally entitle the customer to discounts if the customer completes a specified cumulative level of revenue transactions. In some arrangements, the level of discount varies with increases in the levels of revenue transactions. The discounts are passed on to the customer either as check payments or as a reduction of payments due from the customer. The company recognizes discount obligations as a reduction of revenue based on the ratable allocation of the discount to each of the underlying revenue transactions that result in progress by the customer toward earning the discount. The company recognizes the liability based on its estimate of the customer's future purchases. Also, when the level of discount varies with increases in levels of revenue transactions, the company recognizes the liability based on its estimate of the customer's future purchases. If the company cannot reasonably estimate the customer's future purchases, then the liability is recorded based on the maximum potential level of discount. The company recognizes changes in the estimated amount of obligations for discounts using a cumulative catch-up adjustment. Furthermore, the company does not recognize any revenue up front for breakages immediately on the inception of an arrangement.

EITF Issue 06-03, How taxes collected From Customers and Remitted to Governmental Authorities Should Be presented in the Income Statement became applicable as on April 1, 2007. Our policy to disclose revenues net of sales and value-added taxes in its consolidated statement of earnings did not undergo a change upon adoption of EITF Issue 06-03.

1.5. Cash and cash equivalents

The company considers all highly liquid investments with a remaining maturity at the date of purchase / investment of three months or less and that are readily convertible to known amounts of cash to be cash equivalents. Cash and cash equivalents comprise cash and cash on deposit with banks, and corporations.

1.6. Investments

Investments in non-readily marketable equity securities of other entities where the company is unable to exercise significant influence and for which there are no readily determinable fair values are recorded at cost. Declines in value judged to be other than temporary are included in earnings.

Investment securities designated as 'available for sale' are carried at their fair value. Fair value is based on quoted market prices. Temporary unrealized gains and losses, net of the related tax effect are reported as a separate component of stockholders' equity until realized. Realized gains and losses and declines in value judged to be other than temporary on available for sale securities are included in earnings.

The cost of securities sold is based on the specific identification method. Interest and dividend income are recognized when earned.

1.7. Property, plant and equipment

Property, plant and equipment are stated at cost, less accumulated depreciation. The company depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets are as follows:

Buildings	15 years	Vehicles	5 years
Plant and equipment	5 years	Computer equipment	2-5 years
Furniture and fixtures	5 years

The cost of software purchased for internal use is accounted under SOP 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. Deposits paid towards the acquisition of these long lived assets outstanding at each balance sheet date and the cost of assets not put to use before such date are disclosed under "Capital work-in-progress". Costs of improvements that substantially extend the useful life of particular assets are capitalized. Repairs and maintenance cost are charged to earnings when incurred. The cost and related accumulated depreciation are removed from the consolidated financial statements upon sale or disposition of the asset.

The company evaluates the recoverability of these assets whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets. Assets to be disposed are reported at the lower of the carrying value or the fair value less the cost to sell.

1.8. Business combinations

Business combinations have been accounted using the purchase method under the provisions of Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standard (SFAS) No. 141, Business Combinations. Cash and amounts of consideration that are determinable at the date of acquisition are included in determining the cost of the acquired business.

1.9. Goodwill

Goodwill represents the cost of the acquired businesses in excess of the fair value of identifiable tangible and intangible net assets purchased. Goodwill is tested for impairment on an annual basis, relying on a number of factors including operating results, business plans and future cash flows. Recoverability of goodwill is evaluated using a two-step process. The first step involves a comparison of the fair value of a reporting unit with its carrying value. If the carrying amount of the reporting unit exceeds its fair value, the second step of the process involves a comparison of the fair value and carrying value of the goodwill of that reporting unit. If the carrying value of the goodwill of a reporting unit exceeds the fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess. Goodwill of a reporting unit is tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount.

1.10. Intangible assets

Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, and known technological advances), and the level of maintenance expenditures required to obtain the expected future cash flows from the asset.

Intangible assets are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets.

1.11. Research and development

Research and development costs are expensed as incurred. Software product development costs are expensed as incurred until technological feasibility is achieved. Research and development costs and software development costs incurred under contractual arrangements with customers are accounted as cost of revenues.

1.12 Foreign currency

The functional currency of the company and Infosys BPO is the Indian rupee (Rs.). The functional currency for Infosys Australia, Infosys China and Infosys Consulting is the respective local currency. The consolidated financial statements are reported in U.S. dollars. The translation of Rs. to U.S. dollars is performed for balance sheet accounts using the exchange rate in effect at the balance sheet date and for revenue, expense and cash-flow items using a monthly average exchange rate for the respective periods. The gains or losses resulting from such translation are included in ‘other comprehensive income', a separate component of stockholders' equity. The translation of the financial statements of foreign subsidiaries from the local currency to the functional currency of the company is also performed on the same basis.

Foreign-currency denominated assets and liabilities are translated into the functional currency at exchange rates in effect at the balance sheet date. The gains or losses resulting from such translation are included in earnings. Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net income for the period in which the transaction is settled. Revenue, expense and cash-flow items denominated in foreign currencies are translated into the functional currency using the exchange rate in effect on the date of the transaction.

1.13 Earnings per share

Basic earnings per share is computed by dividing net income for the period by the weighted average number of equity shares outstanding during the period. Diluted earnings per share is computed by dividing net income by the diluted weighted average number of equity shares outstanding during the period. Diluted earnings per share reflect the potential dilution from equity shares issuable through employee stock options. The dilutive effect of employee stock options is reflected in diluted earnings per share by application of the treasury stock method. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the if-converted method. If securities have been issued by a subsidiary that enable their holders to obtain the subsidiary's common stock, the earnings of the subsidiary shall be included in the consolidated diluted earnings per share computations based on the consolidated group's holding of the subsidiary's securities.

If the number of common shares outstanding increases as a result of a stock dividend or stock split or decreases as a result of a reverse stock split, the computations of basic and diluted earnings per share are adjusted retroactively for all periods presented to reflect that change in capital structure. If such changes occur after the close of the reporting period but before issuance of the financial statements, the per-share computations for that period and any prior-period financial statements presented are based on the new number of shares.

1.14. Income taxes

Income taxes are accounted using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred tax assets and liabilities is recognized as income or expense in the period that includes the enactment date. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits of which future realization is not more likely than not. Changes in valuation allowance from period to period are reflected in the income statement of the period of change. Deferred taxes are not provided on the undistributed earnings of subsidiaries outside India where it is expected that the earnings of the foreign subsidiary will be permanently reinvested. Tax benefits of deductions earned on exercise of employee stock options in excess of compensation charged to earnings are credited to additional paid in capital. The income tax provision for the interim period is based on the best estimate of the effective tax rate expected to be applicable for the full fiscal year.

The company adopted Financial Accounting Standards Board Interpretation No. ("FIN") 48, Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109, effective April 1, 2007. Accounting and disclosures of tax positions taken or expected to be taken by the company are based on the recognition threshold and measurement attribute prescribed by FIN 48. The company recognizes potential interest and penalties related to unrecognized tax benefits in income tax expense.

1.15. Fair value of financial instruments

In determining the fair value of its financial instruments, the company uses a variety of methods and assumptions that are based on market conditions and risks existing at each balance sheet date. The methods used to determine fair value include discounted cash flow analysis and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized. For all financial instrument including cash and cash equivalents, investments in liquid mutual fund units, trade accounts receivables, prepaid expenses and other current assets, accounts payable, client deposits and other accrued liabilities, the carrying amounts approximate fair value due to the short maturity of those instruments.

1.16. Concentration of risk

Financial instruments that potentially subject the company to concentrations of credit risk consist principally of cash equivalents, trade accounts receivable, investment securities and hedging instruments. By nature, all such financial instruments involve risk, including the credit risk of non-performance by counterparties. In management's opinion, as of March 31, 2007 and June 30, 2007 there was no significant risk of loss in the event of non-performance of the counterparties to these financial instruments, other than the amounts already provided for in the financial statements, if any. Exposure to credit risk is managed through credit approvals, establishing credit limits and monitoring procedures. The factors which affect the fluctuations in the company's provisions for bad debts and write offs of uncollectible accounts include the financial health and economic environment of the clients. The company specifically identifies the credit loss and then makes the provision. The company's cash resources are invested with corporations, financial institutions and banks with high investment grade credit ratings. Limits are established by the company as to the maximum amount of cash that may be invested with any such single entity.

1.17. Derivative financial instruments

The company uses derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in foreign exchange rates on accounts receivable and forecasted cash flows denominated in certain foreign currencies. The counterparty for these contracts is generally a bank. Although the company believes that these financial instruments constitute hedges from an economic perspective, they do not qualify for hedge accounting under SFAS 133, Accounting for Derivative Instruments and Hedging Activities, as amended. Any derivative that is either not designated a hedge, or is so designated but is ineffective per SFAS 133, is marked to market and recognized in earnings immediately and included in other income, net.

1.18. Retirement benefits to employees

1.18.1. Gratuity

In accordance with the Payment of Gratuity Act, 1972, Infosys provides for gratuity, a defined benefit retirement plan (the Gratuity Plan) covering eligible employees. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation. The company fully contributes all ascertained liabilities to the Infosys Technologies Limited Employees' Gratuity Fund Trust (the Trust). In case of Infosys BPO, contributions are made to the Infosys BPO's Employees' Gratuity Fund Trust. Trustees administer contributions made to the Trusts and contributions are invested in specific designated instruments as permitted by law and investments are also made in mutual funds that invest in the specific designated instruments.

The Company recognizes the funded status of a defined benefit plan in the statement of financial position as an asset or liability if the plan is overfunded or underfunded, respectively in accordance with the Statement of Financial Accounting Standards ("SFAS") No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans - An Amendment of FASB Statements No. 87, 88, 106, and 132R. Changes in the funded status of a plan are recognized in the year in which the changes occur, and reported in comprehensive income as a separate component of stockholders' equity.

1.18.2. Superannuation

Certain employees of Infosys are also participants in a defined contribution plan. Until March 2005, the company made monthly contributions under the superannuation plan (the Plan) to the Infosys Technologies Limited Employees' Superannuation Fund Trust based on a specified percentage of each covered employee's salary. The company has no further obligations to the Plan beyond its monthly contributions. Certain employees of Infosys BPO Ltd are also eligible for superannuation benefit. Infosys BPO makes monthly provisions under the superannuation plan based on a specified percentage of each covered employee's salary. Infosys BPO has no further obligations to the superannuation plan beyond its monthly provisions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

Effective April 1, 2005, a portion of the monthly contribution amount was paid directly to the employees as an allowance and the balance amount was contributed to the trusts.

1.18.3. Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined contribution plan. Both the employee and the company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The company contributes a part of the contributions to the Infosys Technologies Limited Employees' Provident Fund Trust. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the government. The company has an obligation to fund any shortfall on the yield of the trust's investments over the administered interest rates.

In respect of Infosys BPO, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and Infosys BPO make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee's salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund.

1.19. Stock-based compensation

The company recognizes compensation expense relating to share-based payments in net income using a fair-value measurement method in accordance with FASB Statement No.123 (revised 2004) (SFAS 123R), Share-Based Payment. Under the fair value method, the estimated fair value of awards is charged to income on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in-substance, multiple awards. The company includes a forfeiture estimate in the amount of compensation expense being recognized.

The fair value of each option is estimated on the date of grant using the Black-Scholes-Merton valuation model. The expected term of an option is estimated based on the vesting term and contractual term of the option, as well as expected exercise behavior of the employee who receives the option. Expected volatility during the expected term of the option is based on historical volatility during a period equivalent to the expected term of the option and implied volatility as determined based on observed market prices of the Company's publicly traded equity shares. Expected dividends during the expected term of the option are based on recent dividend activity. Risk-free interest rates are based on the government securities yield in effect at the time of the grant.

The company recorded stock compensation expense of $1 million each during the three months ended June 30, 2006 and 2007.

1.20. Dividends

Final dividends on common stock are recorded as a liability on the date of declaration by the stockholders and interim dividends are recorded as a liability on the date of declaration by the board of directors.

1.21. Equity issued by subsidiaries

Changes in the proportionate share of Infosys in the equity of subsidiaries resulting from additional equity issued by the subsidiaries are accounted for as an equity transaction in consolidation.

1.22. Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No.157, Fair Value Measurements (SFAS 157). SFAS 157 defines "fair value" as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS 157 provides guidance on determination of fair value, and establishes a hierarchy to classify the source of information used in fair value measurements. The company will be required to adopt this new standard beginning in its fiscal year commencing April 1, 2008. The company is currently evaluating the requirements of SFAS 157 and has not yet determined the impact this standard may have on its consolidated financial statements.

In February 2007, the Financial Accounting Standards Board issued FASB 159, The Fair Value Option for Financial Assets and Financial Liabilities (SFAS 159). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The company will be required to adopt this new standard beginning in its fiscal year commencing April 1, 2008. The company is currently evaluating the requirements of SFAS 159 and has not yet determined the impact on its consolidated financial statements.

2. Notes to the Unaudited consolidated financial statements

2.1. Cash and cash equivalents

The cost and fair values for cash and cash equivalents are as follows:
(Dollars in millions)
	As of,
	March 31, 2007	June 30, 2007
Cash and bank deposits	$1,362	$1,265
Deposits with corporations	41	322
	$1,403	$1,587

Cash and cash equivalents as of March 31, 2007 and June 30, 2007 include restricted cash balances of $1 million each. The restrictions are primarily on account of accrued dividends.

2.2. Trade accounts receivable

Trade accounts receivable as of March 31, 2007 and June 30, 2007, net of allowance for doubtful accounts of $5 million and $ 9 million, amounted to $565 million and $615 million. The age profile of trade accounts receivable, net of allowances, is given below.

(In % )
	As of
	March 31, 2007	June 30, 2007
Period (in days)
0 – 30	58.6	80.0
31 – 60	36.6	9.1
61 – 90	2.1	7.3
More than 90	2.7	3.6
	100.0	100.0

2.3. Business combination

On January 2, 2004 the company acquired, for cash, 100% of the equity in Expert Information Services Pty. Limited, Australia for approximately $14 million. The acquired company was renamed as “Infosys Technologies (Australia) Pty. Limited”. Additionally, a further consideration to the sellers on continued employment and meeting of defined operating and financial performance parameters had been accounted as compensation cost during the previous financial year.

2.4. Acquisition of minority interest in Infosys BPO Ltd (formerly Progeon Limited)

During fiscal 2007 Infosys increased its share-holding in Infosys BPO by:

  acquiring 8,750,000 equity shares of Infosys BPO from Citicorp International Finance Corporation (CIFC) on June 30, 2006;
  repurchasing 1,139,469 equity shares, of Infosys BPO from minority shareholders through Infosys BPO on December 29, 2006;
  acquiring 211,909 shares, of Infosys BPO in January 2007 and committing to purchase 360,417 shares of Infosys BPO, from minority shareholders, which will be acquired in February 2008;
  acquiring 1,737,092 options from the option holders of Infosys BPO in March 2007 by purchasing 1,218,732 options of Infosys BPO in cash and swapping 518,360 options of Infosys BPO for 151,933 Infosys options based on fair values.

An aggregate consideration of $148 million was paid in cash and 151,933 Infosys options were granted to the minority shareholders and options holders for consummating the above transactions. Further, an amount of $5 million was accounted as a liability in connection with the committed purchase of Infosys BPO shares entered into in January 2007. As of June 30, 2007, Infosys effectively holds 99.98% of the outstanding equity shares of Infosys BPO. Consequent to the above acquisitions a cumulative amount of $115 million was recorded as goodwill.

2.5. Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of the following:

(Dollars in millions)
	As of
	March 31, 2007	June 30, 2007
Rent deposits	$1	$1
Security deposits with service providers	5	7
Current portion of loans to employees	24	24
Prepaid expenses	13	10
Other current assets	5	31
	$48	$73

Other current assets primarily includes marked to market gains on foreign exchange forward and option contracts of $4 million and $29 million as of March 31, 2007 and June 30, 2007, respectively and other advances. Deposits with service providers relate principally to leased telephone lines and electricity supplies.

2.6. Property, plant and equipment, net

Property, plant and equipment consist of the following:

(Dollars in millions)
	As of
	March 31, 2007	June 30, 2007
Land	$39	$43
Buildings	343	370
Furniture and fixtures	136	148
Computer equipment	240	266
Plant and equipment	183	198
Capital work-in-progress	224	296
	1,165	1,321
Accumulated depreciation	(427)	(489)
	$738	$832

Depreciation expense amounted to $23 million and $35 million for the three months ended June 30, 2006 and 2007, respectively. The amount of third party software expensed during the three months ended June 30, 2006 and 2007 was $8 million and $11 million, respectively.

2.7. Other assets

Other assets consist of the following:

(Dollars in millions)
	As of
	March 31, 2007	June 30, 2007
Non-current portion of loans to employees	$4	$3
Non-current deposits with corporations	30	33
Others	3	3
	$37	$39

2.8. Intangible assets

Following is a summary of carrying amount of intangible assets:
(Dollars in millions)
	As of
	March 31, 2007	June 30, 2007
Customer contracts
Gross carrying value	$23	$24
Accumulated amortization	(3)	(5)
Net carrying value	$20	$19

The estimated aggregate amortization expense of intangible asset for each of the four succeeding annual fiscal periods (or portion thereof, as indicated below) as of June 30, 2007 is as detailed below.

(Dollars in millions)
Year ending March 31,	Amortization cost
Remainder of 2008	5
2009	6
2010	6
2011	2
$19

2.9. Loans to employees

The company provides loans to eligible employees in accordance with its policy. No loans have been made to employees in connection with their purchase of the company’s equity securities. The employee loans are repayable over fixed periods ranging from 1 to 100 months. The annual rates of interest at which the loans have been made to employees vary between 0% through 4%. Loans aggregating $28 million and $27 million were outstanding as of March 31, 2007 and June 30, 2007.

The required repayments of employee loans outstanding as of June 30, 2007 are as detailed below.

(Dollars in millions)
Repayment in the 12 months ending June 30,	Repayment
2008	$24
2009	2
2010	1
2011	-
2012	-
$27

The estimated fair values of the receivables for loan to employees amounted to $26 million as of March 31, 2007 and $26 million as of June 30, 2007. These amounts have been determined using available market information and appropriate valuation methodologies. Considerable judgment is required to develop these estimates of fair value. Consequently, these estimates are not necessarily indicative of the amounts that the company could realize in the market.

2.10. Other accrued liabilities

Other accrued liabilities comprise the following:

(Dollars in millions)
	As of
	March 31, 2007	June 30, 2007
Accrued compensation to staff	$104	$102
Provision for post sales client support	5	6
Withholding taxes payable	42	40
Provision for expenses	106	118
Retainage	5	8
Others	10	9
	$272	$283

2.11. Employee post-retirement benefits

2.11.1. Gratuity

Net gratuity cost for the three months ended June 30, 2006 and 2007 comprises the following components:
(Dollars in millions)
	Three months ended June 30,
	2006	2007
Service cost	$2	$2
Interest cost	1	1
Expected return on assets	(1)	(1)
Net gratuity cost	$2	$2

The company has contributed $2 million in the three months ended June 30, 2007 and expects to contribute approximately $7 million to the gratuity trust during the remainder of fiscal 2008.

2.11.2. Superannuation

The company contributed $2 million and $3 million to the superannuation plan during the three months ended June 30, 2006 and 2007, respectively.

2.11.3. Provident fund

The company contributed $4 million and $7 million to the provident fund during the three months ended June 30, 2006 and 2007, respectively.

2.12. Stockholders' equity

Infosys has only one class of capital stock referred to as equity shares. On June 10, 2006, the members of the company approved a 1:1 bonus issue on the equity shares of the company. The bonus issue has the nature of a stock split effected in the form of a stock dividend with 1 additional share being issued for every share held. The computations of basic and diluted EPS have also been adjusted retroactively for all periods presented to reflect the change in capital structure. All references in these financial statements to number of shares, per share amounts and exercise price of stock option grants are retroactively restated to reflect the effect of bonus issue.

The rights of equity shareholders are set out below.

2.12.1. Voting

Each holder of equity shares is entitled to one vote per share. The equity shares represented by American Depositary Shares (ADS) carry similar rights to voting and dividends as the other equity shares. Each ADS represents one underlying equity share.

2.12.2. Dividends

Should the company declare and pay dividends, such dividends will be paid in Indian rupees. Indian law mandates that any dividend be declared out of distributable profits only after the transfer of a specified percentage of net income computed in accordance with current regulations to a general reserve. Moreover, the remittance of dividends outside India is governed by Indian law on foreign exchange and is subject to applicable taxes.

2.12.3      Liquidation

In the event of liquidation of the company, the holders of common stock shall be entitled to receive any of the remaining assets of the company, after distribution of all preferential amounts. The amounts will be in proportion to the number of equity shares held by the stockholders.

2.12.4      Stock options

There is no voting, dividend or liquidation rights to the holders of options issued under the company's stock option plans.

2.13     Non-Operating income

In fiscal 2005, the Company sold its investment in Yantra Corporation. The carrying value of the investment in Yantra Corporation was completely written down in fiscal 1999. Consideration received from the sale resulted in a gain of $11 million during fiscal 2005. Further consideration of $1 million was received during the three months ended June 30, 2006 resulting in a gain of $1 million for the period.

Other income, net, consists of the following:
(Dollars in millions)
	Three months ended June 30,
	2006	2007
Interest income	$11	$45
Foreign exchange gains, net	12	17
Income from mutual fund investments	4	-
Others	1	-
	$28	$62

2.14. Research and development

Research and development expenses were $7 million and $14 million for the three months ended June 30, 2006 and 2007, respectively.

2.15. Employees' Stock Offer Plans (ESOP)

1998 Employees Stock Offer Plan (the 1998 Plan): The company's 1998 Plan provides for the grant of non-statutory stock options and incentive stock options to employees of the company. The establishment of the 1998 Plan was approved by the Board of Directors in December 1997 and by the stockholders in January 1998. The Government of India has approved the 1998 Plan, subject to a limit of 11,760,000 equity shares representing 11,760,000 ADS to be issued under the 1998 Plan. Unless terminated sooner, the 1998 Plan will terminate automatically in January 2008. All options under the 1998 Plan will be exercisable for equity shares represented by ADSs. The 1998 Plan is administered by a compensation committee comprising four members, all of who are independent members of the Board of Directors. All options under the 1998 Plan are exercisable for equity shares represented by ADSs. The options under the 1998 Plan vest over a period of one through four years and expire five years from the date of completion of vesting.

1999 Stock Offer Plan (the 1999 Plan): In fiscal 2000, the company instituted the 1999 Plan. The stockholders and the Board of Directors approved the 1999 Plan in June 1999. The 1999 Plan provides for the issue of 52,800,000 equity shares to employees. The 1999 Plan is administered by a compensation committee comprising four members, all of who are independent members of the Board of Directors. Under the 1999 Plan, options will be issued to employees at an exercise price, which shall not be less than the fair market value (FMV). Under the 1999 Plan, options may also be issued to employees at exercise prices that are less than FMV only if specifically approved by the members of the company in a general meeting. All options under the 1999 Plan are exercisable for equity shares. The options under the 1999 Plan vest over a period of one through six years, although accelerated vesting based on performance conditions is provided in certain instances and expire over a period of 6 months through five years from the date of completion of vesting.

The activity in the 1998 Plan and 1999 Plan during the three months June 30, 2006 and 2007 are set out below.

	Three months ended June 30, 2006		Three months ended June 30, 2007
	Shares arising out of options	Weighted average exercise price	Shares arising out of options	Weighted average exercise price
1998 Plan:
Outstanding at the beginning of the period	4,546,480	$20	2,084,124	$21
Forfeited and expired	(116,320)	$42	-	-
Exercised	(180,550)	$18	-	-
Outstanding at the end of the period	4,249,610	$20	2,084,124	$21
Exercisable at the end of the period	3,682,694	$21	2,084,124	$21
1999 Plan:
Outstanding at the beginning of the period	19,179,074	$13	1,897,840	$26
Forfeited and expired	(30,444)	$12	34,945	$52
Exercised	(2,395,842)	$12	-	-
Outstanding at the end of the period	16,752,788	$13	1,862,895	$27
Exercisable at the end of the period	14,987,346	$13	1,259,079	$15

The aggregate intrinsic value of options exercised during the three months June 30, 2006 under 1998 Plan and 1999 Plan was $3 million and $51 million respectively.

As of June 30, 2007, options outstanding under the 1998 Plan and 1999 Plan had an aggregate intrinsic value of $63 million and $41million respectively and a weighted-average remaining contractual term of 2.09 years and 2.12 years respectively. As of June 30, 2007, options exercisable under the 1998 Plan and 1999 Plan had an aggregate intrinsic value of $63 million and $41 million respectively and a weighted-average remaining contractual term of 2.09 years and 1.95 years respectively.

The unamortized stock compensation expenses under the 1999 Plan as of June 30, 2007 were $4 million and the same is expected to be amortized over a weighted average period of approximately 1.57 years.

Infosys BPO’s 2002 Plan (the 2002 plan) provides for the grant of stock options to its employees and was approved by its Board of Directors and stockholders in June 2002. All options under the 2002 Plan are exercisable for equity shares. The 2002 Plan is administered by a compensation committee whose members are directors of Infosys BPO. The 2002 Plan provides for the issue of up to 5,250,000 equity shares to employees, at an exercise price, which shall not be less than the FMV. Further, options may be issued to employees at exercise prices that are less than FMV provided that it is specifically approved by the members of Infosys BPO in a general meeting. The options issued under the 2002 Plan vest in periods ranging between one through six years, although accelerated vesting based on performance conditions is provided in certain instances.

The activity in the 2002 plan during the three months ended June 30, 2007 and 2006 are set out below.

	Three months ended June 30, 2006		Three months ended June 30, 2007
	Shares arising out of options	Weighted average exercise price	Shares arising Out of options	Weighted average exercise price
2002 Plan:
Outstanding at the beginning of the period	2,452,330	$3.01	2,200	$2.72
Granted	593,300	$13.16	-	-
Forfeited and expired	(33,300)	$3.95	(1,725)	$2.24
Exercised	(142,100)	$0.80	-	-
Outstanding at the end of the period	2,870,230	$5.21	475	$4.46
Exercisable at the end of the period	503,775	$2.23	475	$4.46

The weighted average fair value of options granted by Infosys BPO during the three months ended June 30, 2006 was $6.65. The aggregate intrinsic value of options exercised under the 2002 plan during the three months ended June 30, 2006 was $2 million.

As of June 30, 2007, options outstanding and exercisable under the 2002 Plan had a weighted average remaining contractual term of 2.27 years.

A recent amendment in the Indian tax legislation included Fringe Benefit Tax (“FBT”) on Employees’ Stock Option Plan. The value of the fringe benefit is the fair market value, or FMV, of the specified security or share on the date of vesting of an option as reduced by the amount actually paid by, or recovered from the employee in respect of such security or share. FBT liability crystallizes on the date of exercise of stock options. Since no stock options have been exercised during the quarter, FBT liability has not arisen.

2.16. Income taxes

The provision for income taxes in the income statement comprises:
(Dollars in millions)
	Three months ended June 30,
	2006	2007
Current taxes
Domestic taxes	$9	$32
Foreign taxes	16	8
	25	40
Deferred taxes
Domestic taxes	(1)	(12)
Foreign taxes	(1)	-
	(2)	(12)
Aggregate taxes	$23	$28

All components of the aggregate taxes of $23 million and $28 million for the three months ended June 30, 2006 and 2007 respectively are allocated to the continuing operations of the company.

Current foreign taxes for the three months ended June 30, 2007 include a credit of $13 million being liability no longer required for taxes payable in foreign jurisdiction consequent to expiry of limitation period.

The tax effects of significant temporary differences that resulted in deferred tax assets and liabilities, and a description of the financial statement items that created these differences are as follows:

(Dollars in millions)
	As of
	March 31, 2007	June 30, 2007
Deferred tax assets
Property, plant and equipment	$17	$20
Loss carryforwards in subsidiary	14	15
Minimum Alternate Tax credit entitlement	-	11
Investments	1	1
Compensated absences	-	2
Others	6	3
	38	52
Less: Valuation allowance	(15)	(16)
	23	36
Deferred tax liabilities
Intangible asset	(2)	(3)
Net deferred tax assets	$21	$33

In assessing the realisability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes that it is more likely than not the company will realize the benefits of those deductible differences, net of the existing valuation allowance at June 30, 2007. The valuation allowance relates to investments and loss carryforwards in subsidiary. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

The provision for foreign taxes is due to income taxes payable overseas, principally in the United States of America. The company benefits from certain significant tax incentives provided to software firms under Indian tax laws. These incentives presently include those for facilities set up under the Special Economic Zones Act, 2005 and an exemption from payment of Indian corporate income taxes for a period of ten consecutive years of operation of software development facilities designated as “Software Technology Parks” (the STP Tax Holiday). The Government of India has amended the tax incentives available to companies set up in designated STPs. The period of the STP Tax Holiday available to such companies is restricted to ten consecutive years, beginning from the financial year when the unit started producing computer software or April 1, 1999, whichever is earlier. The tax holidays on all facilities under STPs expire in stages by 2009. Under the Special Economic Zones Act, 2005 scheme, units in designated special economic zones which begin providing services on or after April 1, 2005 will be eligible for a deduction of 100 percent of profits or gains derived from the export of services for the first five years from commencement of provision of services and 50 percent of such profits or gains for a further five years. Certain tax benefits are also available for a further five years subject to the unit meeting defined conditions.

Pursuant to the changes in the Indian Income Tax Laws, Minimum Alternate Tax has been extended to income in respect of which deduction is claimed under sections 10A and 10B; consequently the company has calculated its tax liability for current domestic taxes after considering Minimum Alternate Tax (MAT). The excess tax paid under MAT provisions over and above normal tax liability can be carried forward and set off against future tax liabilities computed under normal tax provisions. The company was required to pay MAT during the three month period ended June 30, 2007, and, accordingly, as per SFAS 109, Accounting for Income Taxes, a deferred tax asset of $11 million has been recognized on the balance sheet as of June 30, 2007.

Infosys is subject to a 15% Branch Profit Tax (BPT) in the U.S. to the extent its U.S. branch’s net profit during the year is greater than the increase in the net assets of the U.S. branch during the fiscal year, computed in accordance with the Internal Revenue Code. At March 31, 2007, Infosys’ US branch net assets amounted to approximately $334 million. As of June 30, 2007, the company has not triggered the BPT and intends to maintain the current level of its net assets in the US, as it is consistent with its business plan. Accordingly, a BPT provision has not been recorded.

Effective April 1, 2007, the company adopted the provisions of Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”). This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, Accounting for Income Taxes and prescribes a recognition threshold of more-likely-than-not to be sustained upon examination. As a result of the implementation of FIN 48, the company did not have to recognize any increase/decrease in the liability for unrecognized tax benefits related to tax positions taken in prior periods.

Upon adoption of FIN 48, the company’s policy to include interest and penalties related to gross unrecognized tax benefits within the provision for income taxes did not change. As of April 1, 2007 (date of adoption) and as of June 30, 2007 the company had accrued $7 million and $6 million respectively for payment of such interest and penalties. Interest and penalties included in the provision for income taxes were not material for the three months ended June 30, 2007.

The total unrecognized tax benefits as of April 1, 2007 (the date of adoption) and June 30, 2007 were $124 million and $126 million respectively. Also, the total unrecognized tax benefits that, if recognized, would be reducing the tax provisions by $113 million and $115 million as of April 1, 2007 and June 30, 2007, respectively, thereby affecting the effective tax rate. As a result of statute of limitation expiring for tax year 2003-04 in U.S. Federal tax and state tax jurisdictions, unrecognized tax benefits have reduced by $11 million during the three months ended June 30, 2007.

The company’s two major tax jurisdictions are India and U.S., though the company also files tax returns in other foreign jurisdictions. In India, the assessment is not yet completed for the tax year 2004-05 and onwards. In the U.S, certain state tax returns pertaining to fiscal year 2001 to 2004 remain subject to examination. Further, federal and state tax returns pertaining to fiscal year 2005 onwards are within the statute of limitation prescribed by the relevant authorities for examination.

2.17. Earnings per share

The following is a reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share:

	Three months ended June 30,
	2006	2007
Basic earnings per equity share - weighted average number of common shares outstanding excluding unallocated shares of ESOP	549,991,125	568,376,262
Effect of dilutive common equivalent shares – stock options outstanding	12,815,651	2,130,132
Diluted earnings per equity share – weighted average number of common shares and common equivalent shares outstanding	562,806,776	570,506,394

Options to purchase 415,424 shares and 78,780 shares for the three months ended June 30, 2006 and 2007, respectively under the 1998 Plan and 603,816 shares for the three months ended June 30, 2007 under the 1999 plan were not considered for calculating diluted earnings per share as their effect was anti-dilutive.

2.18. Derivative financial instruments

The company uses derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in foreign exchange rates on accounts receivable and forecasted cash flows denominated in certain foreign currencies. The counterparty for these contracts is generally a bank.  Infosys held foreign exchange forward contracts of $170 million, Euro 2 million and GBP 6 million as of March 31, 2007 and $719 million of  foreign exchange forward contracts as of June 30, 2007. The foreign exchange forward contracts mature between 1 to 12 months. As of March 31, 2007, the company held range barrier options of $207 million and GBP 8 million, Euro Accelerator of Euro 24 million and Target Redemption Structure of GBP 16 million. As of June 30, 2007, the company held range barrier options of $100 million and GBP 13 million, Euro Accelerator of Euro 21 million, Target Redemption Structure of GBP 10 million, Euro Forward Extra of Euro 5 million, GBP Forward Extra of GBP 5 million and USD-INR vanilla put options of $15 million.

2.19. Segment reporting

SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas, and major customers. The company's operations predominantly relate to providing IT solutions, delivered to customers located globally, across various industry segments. The Chief Operating Decision Maker evaluates the company's performance and allocates resources based on an analysis of various performance indicators by industry classes and geographic segmentation of customers. Accordingly, revenues represented along industry classes comprise the principal basis of segmental information set out in these financial statements. Secondary segmental reporting is performed on the basis of the geographical location of customers. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the summary of significant accounting policies.

Industry segments for the company are primarily financial services comprising enterprises providing banking, finance and insurance services, manufacturing enterprises, enterprises in the telecommunications (telecom) and retail industries, and others such as utilities, transportation and logistics companies. Geographic segmentation is based on business sourced from that geographic region and delivered from both on-site and off-shore. North America comprises the United States of America, Canada and Mexico; Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom; and the Rest of the World comprising all other places except those mentioned above and India.

Revenue in relation to segments is categorized based on items that are individually identifiable to that segment, while expenditure is categorized in relation to the associated turnover of the segment. Allocated expenses of the geographic segments include expenses incurred for rendering services from the company's offshore software development centers and on-site expenses. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. Management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and adjusted only against the total income of the company.

Fixed assets used in the company's business are not identified to any of the reportable segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Geographical information on revenue and industry revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

2.19.1. Industry segments

(Dollars in millions)
Three months ended June 30, 2006
	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	$241	$95	$117	$64	$143	$660
Identifiable operating expenses	110	40	43	28	61	282
Allocated expenses	67	27	32	18	40	184
Segmental operating income	64	28	42	18	42	194
Unallocable expenses						24
Operating income						170
Gain on sale of long term investment						1
Other income, net						28
Income before income taxes and minority interest						199
Provision for income taxes						23
Income before minority interest						176
Minority interest						2
Net income						$174

Three months ended June 30, 2007
	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	$335	$126	$204	$100	$163	$928
Identifiable operating expenses	150	57	76	44	68	395
Allocated expenses	96	36	59	29	46	266
Segmental operating income	89	33	69	27	49	267
Unallocable expenses						38
Operating income						229
Other income, net						62
Income before income taxes and minority interest						291
Provision for income taxes						28
Income before minority interest						263
Minority interest						-
Net income						$263

2.19.2      Geographic segments
(Dollars in millions)
Three months ended June 30, 2006
	North America	Europe	India	Rest of the World	Total
Revenues	$422	$173	$9	$56	$660
Identifiable operating expenses	188	68	4	22	282
Allocated expenses	118	48	2	16	184
Segmental operating income	116	57	3	18	194
Unallocable expenses					24
Operating income					170
Gain on sale of long term investment					1
Other income, net					28
Income before income taxes and minority interest					199
Provision for income taxes					23
Income before minority interest					176
Minority interest					2
Net income					$174

Three months ended June 30, 2007
	North America	Europe	India	Rest of the World	Total
Revenues	$581	$248	$17	$82	$928
Identifiable operating expenses	258	98	5	34	395
Allocated expenses	166	71	5	24	266
Segmental operating income	157	79	7	24	267
Unallocable expenses					38
Operating income					229
Other income, net					62
Income before income taxes and minority interest					291
Provision for income taxes					28
Income before minority interest					263
Minority interest					-
Net income					$263

2.19.3. Significant clients

No client individually accounted for more than 10% of the revenues in the three months ended June 30, 2006 and 2007.

2.20. Litigation

The company is subject to legal proceedings and claims which have arisen in the ordinary course of its business. Legal actions, when ultimately concluded and determined, will not, in the opinion of management, have a material effect on the results of operations or the financial position of the company.

2.21. Commitments and contingencies

The contractual commitments for capital expenditure were $158 million and $211 million as of March 31, 2007 and June 30, 2007, respectively.

The company has outstanding guarantees for various statutory purposes totaling $11 million and $10 million as of March 31, 2007 and June 30, 2007, respectively. These guarantees are generally provided to governmental agencies.

2.22. Tax contingencies

During fiscal 2006, the company received a demand from the Indian taxation authorities for payment of additional tax of $30 million, including interest of $7 million, upon completion of their tax review for fiscal 2002 and fiscal 2003. Further during fiscal 2007, the company received a demand from the Indian taxation authorities for payment of additional tax of $22 million, including interest of $4 million, upon completion of their tax review for fiscal 2004. The tax demands were mainly on account of disallowance of a portion of the deduction to its taxable income under Indian law claimed by the company under Section 10A of the Income-tax Act. Deduction under Section 10A of the Income-tax Act is determined by the ratio of 'Export Turnover' to 'Total Turnover'. The disallowance mainly arose from certain expenses incurred in foreign currency being reduced from Export Turnover but not reduced from Total Turnover also.

The company is contesting the demand and management, including its tax advisers, believes that its position will likely be upheld in the appellate process. No tax expense has been accrued in the financial statements for the tax demand raised. Management believes that the ultimate outcome of this proceeding will not have a material adverse effect on the company's financial position and results of operations. For the demand pertaining to fiscal 2002 and fiscal 2003, the position of the Company has been substantially upheld by the appellate authority.

2.23. Subsequent events

On 25th July, 2007, Infosys entered into an major outsourcing agreement with Royal Philips Electronics’of Netherland in India, Poland and Thailand for providing Finance & Accounting services and processing of purchase orders. As a part of the agreement, Philips will enter into a multi-year contract with Infosys BPO to provide Finance & Accounting (F&A) services and the processing of purchase orders. Infosys would also acquire three shared service centers located in India, Poland and Thailand from Philips.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

In addition to historical information, this discussion contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. When used in this discussion, the words 'anticipate,' 'believe,' 'estimate,' 'expect,' 'intend,' 'project,' 'seek,' 'should,' 'will' and other similar expressions as they relate to us or our business are intended to identify such forward-looking statements. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Factors that might cause such differences include but are not limited to, those discussed in the section entitled "Risk Factors" and elsewhere in this Quarterly Report, as well as the section entitled "Risk Factors" in our Annual Report on Form 20-F for the fiscal year ended March 31, 2007. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis only as of the date of this Quarterly Report. The following discussion and analysis should be read in conjunction with our financial statements included herein and the notes thereto. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Overview

We are a leading global technology services company founded in 1981, and headquartered in Bangalore, India. We provide comprehensive end-to-end business solutions that leverage technology for our clients, including technical consulting, design, development, software re-engineering, maintenance, systems integration, package evaluation and implementation, testing and infrastructure management services. We also provide software products to the banking industry. Through Infosys BPO, we provide business process management services such as offsite customer relationship management, finance and accounting, and administration and sales order processing. Our clients rely on our solutions to enhance their business performance.

On June 20, 2007, we have incorporated a new wholly owned subsidiary, “Infosys Technologies, S. de R.L. de C.V.” in Mexico.

Our professionals deliver high quality solutions through our Global Delivery Model through which we divide projects into components that we execute simultaneously at client sites and at our development centers in India and around the world. We seek to optimize our cost structure by maintaining the flexibility to execute project components where it is most cost effective. Our sales, marketing and business development teams are organized to focus on specific geographies and industries and this helps us to customize our service offerings to our client’s needs. Our primary geographic markets are North America, Europe and the Asia Pacific region.  We serve clients in financial services, manufacturing, telecommunications, retail, utilities, logistics and other industries.

There is an increasing need for highly skilled technology professionals in the markets in which we operate.  At the same time, corporations are reluctant to expand their internal IT departments and increase costs.  These factors have increased corporations’ reliance on their outsourced technology service providers and are expected to continue to drive future growth for outsourced technology services.  Since the effective use of offshore technology services offers lower total costs of ownership of IT infrastructure, lower labor costs, improved quality and innovation, faster delivery of technology solutions and more flexibility in scheduling, corporations are increasingly turning to offshore technology service providers.  India, in particular, has become a premier destination for offshore technology services.  The key factors contributing to the growth of IT and IT enabled services in India include high quality delivery, significant cost benefits and availability of abundant skilled resources.  Our proven Global Delivery Model, our comprehensive end to end solutions, our commitment to superior quality and process execution, our long standing client relationships and our ability to scale make us one of the leading offshore service providers in India.

There are numerous risks and challenges affecting the business. These are detailed in Item 1 of Part 2 of this Quarterly Report.

We completed our initial public offering of equity shares in India in 1993 and our initial public offering of ADSs in the United States in 1999. We completed three sponsored secondary ADS offering in the United States in August 2003, June 2005 and November 2006. We did not receive any of the proceeds from any of our sponsored secondary offerings.

On December 18, 2006 we were added to the NASDAQ-100 Index, which comprises many of the largest non-financial stocks on the NASDAQ Stock Market.

At our Annual General Meeting held on June 22, 2007, our shareholders approved a final dividend of $0.16 per equity share which has resulted in a cash outflow of $107 million, including corporate dividend tax.

Senior Management Changes

Mr. Nandan M. Nilekani retired from his position as Chief Executive Officer and Managing Director and assumed the position of the Co-Chairman of the Board effective June 22, 2007. Mr. S. Gopalakrishnan assumed the role of the Chief Executive Officer and Managing Director and Mr. S.D. Shibulal assumed the role of Chief Operating Officer of the Company effective June 22, 2007.

The following table sets forth our growth in revenues, net income and number of employees from fiscal 2003 to fiscal 2007:
(Dollars in millions)
	Fiscal 2003	Fiscal 2007	Compound Annual Growth Rate %
Revenues	$754	$3,090	42.3%
Net income	$195	$ 850	44.5%
Approximate number of employees at the end of the fiscal year	15,900	72,200	46.0%

As of June 30, 2007 we had approximately 76,000 employees.

The following table sets forth our growth in revenues and net income for the three months ended June 30, 2007 over the comparable period in 2006:
(Dollars in millions)
	Three months ended June 30, 2006	Three months ended June 30, 2007	Percentage Change
Revenues	$660	$928	40.6%
Net income	$174	$263	51.1%

Our revenue growth is attributable to a number of factors including an increase in the size and number of projects executed primarily for existing clients, as well as an expansion in the solutions that we provide to our clients. For fiscal 2006, fiscal 2007, and the three months ended June 30, 2007, 95.0%, 95.3% and 99.5% of our revenues came from repeat business, which we define as revenue from a client who also contributed to our revenue during the prior fiscal year.

We are able to seamlessly deliver our onsite and offshore capabilities using a distributed project management methodology that we refer to as our Global Delivery Model. We divide projects into components that we execute simultaneously at client sites and at our geographically dispersed development centers in India and around the world. Our Global Delivery Model allows us to provide clients with high quality solutions in reduced time-frames enabling them to achieve operational efficiencies.

The following table sets forth our revenues by geographic segments for fiscal 2007 and the three months ended June 30, 2007:

	Percentage of Revenues
Geographic Segments	Fiscal 2007	Three months ended June 30, 2007
North America	63.3%	62.6%
Europe	26.4%	26.7%
India	1.6%	1.8%
Rest of the World	8.7%	8.9%

Revenues

Our revenues are generated principally from technology services provided on either a time-and-materials or a fixed-price, fixed-timeframe basis. Revenues from services provided on a time-and-materials basis are recognized as the related services are performed. Revenues from services provided on a fixed-price, fixed-timeframe basis are recognized pursuant to the percentage of completion method. Most of our client contracts, including those that are on a fixed-price, fixed-timeframe basis can be terminated by clients with or without cause, without penalties and with short notice periods of between zero and 90 days. Since we collect revenues on contracts as portions of the contracts are completed, terminated contracts are only subject to collection for portions of the contract completed through the time of termination. Our contracts do not contain specific termination-related penalty provisions. In order to manage and anticipate the risk of early or abrupt contract terminations, we monitor the progress on all contracts and change orders according to their characteristics and the circumstances in which they occur. This includes a focused review of our ability and our client's ability to perform on the contract, a review of extraordinary conditions that may lead to a contract termination, as well as historical client performance considerations. Since we also bear the risk of cost overruns and inflation with respect to fixed-price, fixed-timeframe projects, our operating results could be adversely affected by inaccurate estimates of contract completion costs and dates, including wage inflation rates and currency exchange rates that may affect cost projections. Losses on contracts, if any, are provided for in full in the period when determined. Although we revise our project completion estimates from time to time, such revisions have not, to date, had a material adverse effect on our operating results or financial condition. We also generate revenue from software application products, including banking software. Such software products represented 3.2% of our total revenues for the three months ended June 30, 2007 and 3.9% of our total revenues for fiscal 2007.

We experience from time to time, pricing pressure from our clients. For example, clients often expect that as we do more business with them, they will receive volume discounts. Additionally, clients may ask for fixed-price arrangements or reduced rates. We attempt to use fixed-price arrangements for works where the specifications are complete, so individual rates are not negotiated. We are also adding new services at higher price points.

Cost of Revenues

Cost of revenues represented 61.3% and 57.5% of total revenues for the three months ended June 30, 2007 and fiscal 2007 respectively. Our cost of revenues primarily consists of salary and other compensation expenses, depreciation, overseas travel expenses, cost of software purchased for internal use, cost of technical subcontractors, rent, data communications expenses and computer maintenance. We depreciate our personal computers and servers over two years and mainframe computers over periods of up to three years. Third party software is expensed of over the estimated useful life. Cost of revenues also includes stock compensation expenses. Beginning April 1, 2006, we adopted SFAS No. 123 (revised 2004), Share-Based Payment using the modified prospective approach. We recorded stock-based compensation expense of $3 million during fiscal 2007 using the fair value recognition provisions contained in SFAS No. 123(R). For the three months ended June 30, 2007, stock based compensation expenses is not considered material.

We typically assume full project management responsibility for each project that we undertake. Approximately 72.3% and 71.6% of the total billed person-months for our services during the three months ended June 30, 2007 and fiscal 2007 were performed at our global development centers in India, and the balance of the work was performed at client sites and global development centers located outside India. The proportion of work performed at our facilities and at client sites varies from quarter to quarter. We charge higher rates and incur higher compensation and other expenses for work performed at client sites and global development centers located outside India. Services performed at a client site or global development centers located outside India typically generate higher revenues per-capita at a lower gross margin than the same services performed at our facilities in India. As a result, our total revenues, cost of revenues and gross profit in absolute terms and as a percentage of revenues fluctuate from quarter to quarter based on the proportion of work performed outside India. Additionally, any increase in work performed at client sites or global development centers located outside India can decrease our gross profits. We hire subcontractors on a limited basis from time to time for our own technology development needs, and we generally do not perform subcontracted work for other technology service providers. For both, three months ended June 30, 2007 and fiscal 2007, approximately 3.6% of our cost of revenues was attributable to cost of technical subcontractors. We do not anticipate that our subcontracting needs will increase significantly as we expand our business.

Revenues and gross profits are also affected by employee utilization rates. We define employee utilization as the proportion of total billed person months to total available person months excluding support personnel. We manage utilization by monitoring project requirements and timetables. The number of software professionals that we assign to a project will vary according to size, complexity, duration, and demands of the project. An unanticipated termination of a significant project could also cause us to experience lower utilization of technology professionals, resulting in a higher than expected number of unassigned technology professionals. In addition, we do not utilize our technology professionals when they are enrolled in training programs, particularly during our 14-week training course for new employees.

Selling and Marketing Expenses

Selling and marketing expenses represented 5.5% and 6.8% of total revenues for the three months ended June 30, 2007 and for fiscal 2007 respectively. Our selling and marketing expenses primarily consist of expenses relating to salaries and other compensation expenses of sales and marketing personnel, travel, brand building, rental for sales and marketing offices and telecommunications. We recorded stock-based compensation expense of $1 million during fiscal 2007 using the fair value recognition provisions contained in SFAS No. 123(R). For the three months ended June 30, 2007, stock-based compensation expense is not considered material. We may increase our selling and marketing expenses as we seek to increase brand awareness among target clients and promote client loyalty and repeat business among existing clients.

General and Administrative Expenses

General and administrative expenses represented 8.3% and 8.0% of total revenues for the three months ended June 30, 2007 and for fiscal 2007 respectively. Our general and administrative expenses is comprised of expenses relating to salaries and other compensation expenses of senior management and other support personnel, travel expenses, legal and other professional fees, telecommunications, utilities, power and fuel charges, insurance, other miscellaneous administrative costs and provisions for doubtful accounts receivable. The factors which affect the fluctuations in our provisions for bad debts and write offs of uncollectible accounts include the financial health of our clients and of the economic environment in which they operate. We recorded stock-based compensation expense of $1 million during fiscal 2007 using the fair value recognition provisions contained in SFAS No. 123(R). For the three months ended June 30, 2007, stock-based compensation expense is not considered material.

Amortization of Intangible Assets

Our amortization of intangible assets relates to identified intangibles arising from purchase price allocations for business combinations. We amortize intangible assets over their estimated useful lives. The amortization of intangible asset was $2 million and $3 million for the three months ended June 30, 2007 and fiscal 2007 respectively.

Other Income, net

Other income / (expense), net includes interest income, income from liquid mutual fund investments, foreign currency exchange gains/(losses) including marked to market gains / (losses) on foreign exchange forward and option contracts, and provisions for losses on investments.

Functional Currency and Foreign Exchange

The functional currency of Infosys and Infosys BPO is the Indian rupee. The functional currency for Infosys Australia, Infosys China and Infosys Consulting is the respective local currency. The financial statements included in this Quarterly Report are reported in US dollars. The translation of rupees to dollars is performed for the balance sheet accounts using the exchange rate in effect at the balance sheet date, and for revenue and expense accounts using a monthly average exchange rate for the respective periods. The gains or losses resulting from such translation are reported as other comprehensive income/loss.

Generally, Indian law requires residents of India to repatriate any foreign currency earnings to India to control the exchange of foreign currency. More specifically, Section 8 of the Foreign Exchange Management Act, or FEMA, requires an Indian company to take all reasonable steps to realize and repatriate into India all foreign exchange earned by the company outside India, within such time periods and in the manner specified by the Reserve Bank of India, or RBI. The RBI has promulgated guidelines that require the company to repatriate any realized foreign exchange back to India, and either:

  sell it to an authorized dealer for rupees within seven days from the date of receipt of the foreign exchange;
  retain it in a foreign currency account such as an Exchange Earners Foreign Currency, or EEFC, account with an authorized dealer; or
  use it for discharge of debt or liabilities denominated in foreign exchange.

We typically collect our earnings and pay expenses denominated in foreign currencies using a dedicated foreign currency account located in the local country of operation. In order to do this, we are required to, and have obtained, special approval from the RBI to maintain a foreign currency account in overseas countries like the United States. However, the RBI approval is subject to limitations, including a requirement that we repatriate all foreign currency in the account back to India within a reasonable time, except an amount equal to our local monthly operational cost of our overseas branch and personnel. We currently pay such expenses and repatriate the remainder of the foreign currency to India on a regular basis. We have the option to retain those in an EEFC account (foreign currency denominated) or an Indian-rupee-denominated account. We convert substantially all of our foreign currency to rupees to fund operations and expansion activities in India.

Our failure to comply with these regulations could result in RBI enforcement actions against us.

Income Taxes

Our net income earned from providing software development and other services outside India is subject to tax in the country where we perform the work. Most of our tax paid in countries other than India can be applied as a credit against our Indian tax liability to the extent that the same income is subject to tax in India.

Currently, we benefit from the tax holidays the Government of India gives to the export of software from specially designated software technology parks in India and for facilities set up under the Special Economic Zones Act, 2005. As a result of these incentives, our operations have been subject to relatively low tax liabilities. These tax incentives include a 10-year tax holiday from Indian corporate income taxes for the operation of most of our Indian facilities. As a result of these tax exemptions, a substantial portion of our pre-tax income has not been subject to significant tax in recent years. These tax incentives resulted in a decrease in our income tax expense of $66 million and $224 million for the three months ended June 30, 2007 and fiscal 2007 respectively compared to the effective tax amounts that we estimate we would have been required to pay if these incentives had not been available.

The Finance Act, 2000 phases out the ten-year tax holiday over a ten-year period from fiscal 2000 through fiscal 2009. Accordingly, facilities set up in India on or before March 31, 2000 have a ten-year tax holiday, new facilities set up on or before March 31, 2001 have a nine-year tax holiday and so forth until March 31, 2009. After March 31, 2009, the tax holiday will no longer be available to new facilities. Our current tax holidays expire in stages by 2009. Some of our new facilities are being set up under the Special Economic Zones Act, 2005. Under this scheme, units in designated special economic zones which begin providing services on or after April 1, 2005 will be eligible for a deduction of 100 percent of profits or gains derived from the export of services for the first five years from commencement of provision of services and 50 percent of such profits or gains for a further five years. Certain tax benefits are also available for a further five years subject to the unit meeting defined conditions. When our tax holidays expire or terminate, our tax expense will materially increase, reducing our profitability. As a result of such tax incentives, and a credit of $13 million for the three months ended June 30, 2007 and $29 million for fiscal 2007 being liability no longer required for taxes payable in foreign jurisdictions consequent to expiry of the limitation period and completion of assessment by taxation authorities, our effective tax rate for the three months ended June 30, 2007 and fiscal 2007 was 9.6% and 9.0% which would have been 14.1% and 12.1% without considering the credit of $13 million and $29 million, respectively. Our Indian statutory tax rate for the same period was 33.99% and 33.66%, respectively.

Pursuant to the changes in the Indian Income Tax Laws, Minimum Alternate Tax has been extended to income in respect of which deduction is claimed under sections 10A and 10B; consequently, we have calculated our tax liability for current domestic taxes after considering Minimum Alternate Tax (MAT). The excess tax paid under MAT provisions over and above normal tax liability can be carried forward and set off against future tax liabilities computed under normal tax provisions. We were required to pay MAT during the three month period ended June 30, 2007, and, accordingly, as per SFAS 109, Accounting for Income Taxes, we recognized a deferred tax asset of $11 million as of June 30, 2007.

We have adopted Financial Accounting Standards Board Interpretation No. ("FIN") 48, Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109, effective April 1, 2007.  Consequent to the adoption there has been no impact on our financial statements.

Minority interest

Minority interest represents the share of minority shareholders in the profits of Infosys BPO Limited, our majority owned and consolidated subsidiary.

Results for the three months ended June 30, 2007 compared to the three months ended June 30, 2006

Revenues

The following table sets forth the growth in our revenues for the three months ended June 30, 2006 over the corresponding period in 2007:
(Dollars in millions)
	Three months ended June 30, 2006	Three months ended June 30, 2007	Change	Percentage Change
Revenues	$660	$928	$268	40.6%

Revenues increased in almost all segments of our services. The increase in revenues was attributable to an increase in business from existing clients, particularly in industries such as retailing and telecommunications.

The following table sets forth our revenues by industry segments for the three months ended June 30, 2006 and June 30, 2007:

	Percentage of Revenues
Industry Segments	Three months ended June 30, 2006	Three months ended June 30, 2007
Financial services	36.5%	36.1%
Manufacturing	14.4%	13.6%
Telecommunication	17.7%	22.0%
Retail	9.7%	10.8%
Others including utilities, logistics and services	21.7%	17.5%

Revenues from services represented 96.8% of total revenues for the three months ended June 30, 2007 as compared to 96.3% for the three months ended June 30, 2006. Sale of our software products represented 3.2% of our total revenues for the three months ended June 30, 2007 as compared to 3.7% for the three months ended June 30, 2006.

The following table sets forth the revenues from fixed-price, fixed-timeframe contracts and time-and-materials contracts as a percentage of total services revenues for the three months ended June 30, 2006 and June 30, 2007:

	Percentage of total services revenues
	Three months ended June 30, 2006	Three months ended June 30, 2007
Fixed-price, fixed-timeframe contracts	26.9%	27.5%
Time-and-materials contracts	73.1%	72.5%

The following table sets forth our revenues by geographic segments for the three months ended June 30, 2006 and June 30, 2007:

	Percentage of Revenues
Geographic Segments	Three months ended June 30, 2006	Three months ended June 30, 2007
North America	63.9%	62.6%
Europe	26.2%	26.7%
India	1.4%	1.8%
Rest of the World	8.5%	8.9%

During the three months ended June 30, 2007 the total billed person-months for our services other than business process management grew by 32.3% compared to the three months ended June 30, 2006.The onsite and offshore volume growth for our services other than business process management were 30.2% and 33.3% during the three months ended June 30, 2007 compared to the three months ended June 30, 2006. We have recently seen a slight increase in pricing on engagements with some of our customers and we expect this trend to continue. During the three months ended June 30, 2007 there was a 6.7% increase in onsite rates and a 5.3% increase in offshore rates compared to the three months ended June 30, 2006 for our services other than business process management.

Cost of revenues

The following table sets forth our cost of revenues for the three months ended June 30, 2006 and June 30, 2007:

(Dollars in millions)
	Three months ended June 30, 2006	Three months ended June 30, 2007	Change	Percentage Change
Cost of revenues	$389	$569	$180	46.3%
As a percentage of revenues	58.9%	61.3%

The increase in our cost of revenues is mainly attributable to increases of approximately $147 million in personnel costs due to new hires and a compensation review effected in April 2007, $12 million in depreciation expenses, $8 million each in cost of technical subcontractors and traveling and conveyance expenses and $4 million in cost of software purchased for our own use.

Gross profit

The following table sets forth our gross profit for the three months ended June 30, 2006 and June 30, 2007:

(Dollars in millions)
	Three months ended June 30, 2006	Three months ended June 30, 2007	Change	Percentage Change
Gross profit	$271	$359	$88	32.5%
As a percentage of revenues	41.1%	38.7%

The decrease in gross profit as a percentage of revenues from the three months ended June 30, 2006 to the three months ended June 30, 2007 is attributable to a 46.3% increase in cost of revenues during the three months ended June 30, 2007 as against an increase of 40.6% in the revenues for the three months ended June 30, 2007.

Selling and marketing expenses

The following table sets forth our selling and marketing expenses for the three months ended June 30, 2006 and June 30, 2007:

(Dollars in millions)
	Three months ended June 30, 2006	Three months ended June 30, 2007	Change	Percentage Change
Selling and marketing expenses	$45	$51	$6	13.3%
As a percentage of revenues	6.8%	5.5%

The number of our sales and marketing personnel increased from 501 as of June 30, 2006 to 524 as of June 30, 2007. The increase in selling and marketing expenses is mainly attributable to increases of approximately $5 million in personnel costs of selling and marketing employees on account of new hires and the compensation review affected in April 2007 and $1 million each in traveling and marketing expenses partially offset by a $1 million decrease in commission expenses.

General and administrative expenses

The following table sets forth our general and administrative expenses for the three months ended June 30, 2006 and June 30, 2007:
(Dollars in millions)
	Three months ended June 30, 2006	Three months ended June 30, 2007	Change	Percentage Change
General and administrative expenses	$56	$77	$21	37.5%
As a percentage of revenues	8.5%	8.3%

The increase in general and administrative expenses was primarily attributable to an increase of approximately $6 million for personnel costs on account of new hires and the compensation review effected in April 2007, $4 million in professional charges, $2 million each in office maintenance charges, power and fuel charges and provision for bad and doubtful debts and $1 million each in printing and stationery, traveling and conveyance, repairs to plant and machinery and telephone charges. The factors which affect the fluctuations in our provisions for bad and doubtful debts and write offs of uncollectible accounts include the financial health of our clients and the economic environment in which they operate. No one client has contributed significantly to a loss, and we have had no significant changes in our collection policies or payment terms.

Amortization of Intangible assets

The amortization of intangible assets for the three months ended June 30, 2007 represents $2 million of amortization of the identified customer contract intangibles arising on the allocation of purchase price of Infosys BPO. There was no amortization of intangible assets for the three months ended June 30, 2006.

Operating income

The following table sets forth our operating income for the three months ended June 30, 2006 and June 30, 2007:
 (Dollars in millions)
	Three months ended June 30, 2006	Three months ended June 30, 2007	Change	Percentage Change
Operating income	$170	$229	$59	34.7%
As a percentage of revenues	25.8%	24.7%

Gain on sale of long term investment

In fiscal 2005, we sold our investment in Yantra Corporation and the consideration received from the sale resulted in a gain of $11 million. The carrying value of the investment in Yantra Corporation was completely written down in fiscal 1999. Further consideration of $1 million was received during the three months ended June 30, 2006, resulting in a gain of $1 million for the period. No gain on sale of long term investment was recorded during the three months ended June 30, 2007.

Other income, net

The following table sets forth our other income, net for the three months ended June 30, 2006 and June 30, 2007:
(Dollars in millions)
	Three months ended June 30, 2006	Three months ended June 30, 2007	Change	Percentage Change
Other income, net	$28	$62	$34	121.4%

Other income, net, consists mainly of interest and dividend income, foreign exchange gains / (losses), net and provision for investments. Interest income and income from mutual fund investments was approximately $15 million and $45 million during the three months ended June 30, 2006 and 2007.

We recorded a gain on foreign exchange of $12 million and $17 million during the three months ended June 30, 2006 and 2007. Foreign exchange gains and losses arise from the depreciation and appreciation of the rupee against other currencies in which we transact business.

The following table sets forth the currency in which our revenues for the three months ended June 30, 2006 and June 30, 2007 are denominated:

	Percentage of Revenues
Currency	Three months ended June 30, 2006	Three months ended June 30, 2007
U.S. dollar	75.3%	71.6%
United Kingdom Pound Sterling	11.6%	13.8%
Euro	4.8%	4.9%
Others	8.3%	9.7%

The following tables sets forth information on the foreign exchange rates in rupees per U.S. dollar, United Kingdom Pound Sterling and Euro for the three months ended June 30, 2006 and June 30, 2007:

Currency	Three months ended June 30, 2006 (Rs.)	Three months ended June 30, 2007 (Rs.)	Appreciation / (Depreciation) in percentage
Average exchange rate during the period
U.S. dollar	45.65	40.66	10.9%
United Kingdom Pound Sterling	84.38	81.13	3.9%
Euro	58.19	55.07	5.4%

Particulars	Three months ended June 30, 2006 (Rs.)	Three months ended June 30, 2007 (Rs.)
Exchange rate at the beginning of the period
U.S. dollar	44.48	43.10
United Kingdom Pound Sterling	77.36	84.84
Euro	53.99	57.64
Exchange rate at the end of the period
U.S. dollar	45.87	40.58
United Kingdom Pound Sterling	84.82	81.42
Euro	58.62	54.86
Appreciation / (Depreciation) during the period in percentage
U.S. dollar	(3.1)%	5.8%
United Kingdom Pound Sterling	(9.6)%	4.0%
Euro	(8.6)%	4.8%

For the quarter ended June 30, 2007, every percentage point depreciation / appreciation in the exchange rate between the Indian rupee and the U.S. dollar has affected our operating margins by approximately 0.5%.

We used derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in foreign exchange rates on accounts receivable and forecasted cash flows denominated in certain foreign currencies. The counterparty for these contracts is generally a bank. We held foreign exchange forward contracts of $170 million, Euro 2 million and United Kingdom Pound Sterling 6 million as of March 31, 2007 and $719 million of forward exchange contracts as of June 30, 2007. The forward exchange contracts mature between 1 to 12 months. As of March 31, 2007, the company held range barrier options of $207 million and United Kingdom Pound Sterling 8 million, Euro Accelerator of Euro 24 million and Target Redemption Structure of United Kingdom Pound Sterling 16 million. As of June 30, 2007, the company held range barrier options of $100 million and GBP 13 million, Euro Accelerator of Euro 21 million, Target Redemption Structure of GBP 10 million, Euro Forward Extra of Euro 5 million, GBP Forward Extra of GBP 5 million and USD-INR vanilla put options of $15 million.

We have recorded losses of $7 million on account of foreign exchange forward and option contracts for the three months ended June 30, 2006 while we had recorded gain of $46 million for the three months ended June 30, 2007, which are included in total foreign currency exchange gains / losses. Our accounting policy requires us to mark to market and recognize the effect in earnings immediately of any derivative that is either not designated a hedge, or is so designated but is ineffective as per SFAS 133.

Provision for income taxes

The following table sets forth our provision for income taxes and effective tax rate for the three months ended 30, 2006 and June 30, 2007:

(Dollars in millions)
	Three months ended June 30, 2006	Three months ended June 30, 2007	Change	Percentage Change
Provision for income taxes	$23	$28	$5	21.7%
Effective tax rate	11.6%	9.6%

The provision for tax for the three months ended June 30, 2007 included a credit of $13 million for liability no longer required for taxes payable in foreign jurisdictions consequent to expiry of the limitation period and completion of assessment by taxation authorities. Due to the tax credit the effective tax rate for the three months ended June 30, 2007 has decreased to 9.6% as against a rate of 14.1% computed without considering the tax credit included in the provision for taxes. The increase in the tax rate to 14.1% without considering the tax credit included in the provision for taxes for the three months ended June 30, 2007 from 11.6% for the three months ended June 30, 2006, is mainly due to higher onsite profitability and expiry of tax holiday with respect to certain STP units and increase in interest income which is subject to full taxes in India.

Minority Interest

Minority interest of $2 million for the three months ended June 30, 2006 represents the share of minority shareholders in the profits of Infosys BPO, our majority owned and consolidated subsidiary.

Net income

The following table sets forth our net income for the three months ended June 30, 2006 and June 30, 2007:
(Dollars in millions)
	Three months ended June 30, 2006	Three months ended June 30, 2007	Change	Percentage Change
Net income	$174	$263	$89	51.1%
As a percentage of revenues	26.4%	28.3%

The increase in net income as a percentage of revenues from the three months ended June 30, 2006 to June 30, 2007 is attributable to a 32.5% increase in gross profit for the three months ended June 30, 2007 compared to the three months ended June 30, 2006. Selling and marketing expenses, general and administrative expenses and provision for income taxes have increased by 13.3%, 37.5% and 21.7% respectively. These increases are offset by an increase of 121.4% in other income.

Liquidity and Capital Resources

Our growth has been financed largely by cash generated from operations and, to a lesser extent, from the proceeds from the sale of equity. In 1993, we raised approximately $4.4 million in gross aggregate proceeds from our initial public offering of equity shares in India. In 1994, we raised an additional $7.7 million through private placements of our equity shares with foreign institutional investors, mutual funds, Indian domestic financial institutions and corporations. On March 11, 1999, we raised $70.4 million in gross aggregate proceeds from our initial public offering of ADSs in the United States.

As of June 30, 2007, we had $1,983 million in working capital, including $1,587 million in cash and cash equivalents and no outstanding bank borrowings. We believe that our current working capital is sufficient to meet our present requirements. We believe that a sustained reduction in IT spending, a longer sales cycle, and a continued economic downturn in any of the various industry segments, in which we operate, could result in a decline in our revenue and negatively impact our liquidity and cash resources.

Net cash provided by operating activities was $121 million and $277 million for the three months ended June 30, 2006 and June 30, 2007. Net cash provided by operations consisted primarily of net income adjusted for depreciation and amortization, minority interest, stock compensation expenses, deferred taxes and increase in unearned revenue, offset in part by increase in accounts receivable, prepaid expenses, unbilled revenue and decrease in income taxes and accounts payable.

Trade accounts receivable increased by $57 million during the three months ended June 30, 2006, compared to an increase of $15 million during the three months ended June 30, 2007. Accounts receivable as a percentage of last 12 months revenues represented 17.5% and 18.3% as of June 30, 2006 and 2007.  Prepaid expenses and other current assets increased by $10 million during the three months ended June 30, 2006 and by $24 million during the three months ended June 30, 2007. There was an increase in unbilled revenues of $11 million during the three months ended June 30, 2006, compared to an increase of $1 million during the three months ended June 30, 2007. Unbilled revenues represent revenues that are recognized but not yet invoiced. However, for the three months ended June 30, 2007, income taxes decreased by $30 million compared to the three months ended June 30, 2006. Other accrued liabilities decreased by $9 million during the three months ended June 30, 2006, compared to a decrease of $5 million during the three months ended June 30, 2007. Unearned revenues increased by $12 million during the three months ending June 30, 2006, compared to an increase of $7 million during the three months ending June 30, 2007. Unearned revenue resulted primarily from advance client billings on fixed-price, fixed-timeframe contracts for which related efforts have not been expended. Revenues from fixed-price, fixed-timeframe contracts and from time-and-materials contracts represented 26.9% and 73.1% of total services revenues for the three months ending June 30, 2006, as compared to 27.5% and 72.5% for the three months ending June 30, 2007. The change in individual line items impacting cash flows is consistent with the growth in our revenues and volume of operations.

Net cash used in investing activities was $363 million and $74 million for the three months ended June 30, 2006 and June 30, 2007. Net cash used in investing activities, relating to our acquisition of additional property, plant and equipment for the three months ended June 30, 2006 and June 30, 2007 was $42 million and $83 million. During the three months ended June 30, 2006, we invested $375 million in liquid mutual fund units, $11 million in non-current deposits with corporations and redeemed mutual fund investments of $180 million, whereas, for the three months ended June 30, 2007, we invested $116 million in liquid mutual fund units and redeemed mutual fund investments of $122 million. The proceeds realized from the redemption of mutual fund investments were used in normal business activities.

During fiscal 2007 we increased our share-holding in Infosys BPO by:

  acquiring 8,750,000 equity shares of Infosys BPO from Citicorp International Finance Corporation (CIFC) on June 30, 2006;
  repurchasing 1,139,469 equity shares, of Infosys BPO from minority shareholders through Infosys BPO on December 29, 2006;
  acquiring 211,909 shares, of Infosys BPO in January 2007 and committing to purchase 360,417 shares of Infosys BPO, from minority shareholders, which will be acquired in February 2008;
  acquiring 1,737,092 options from the option holders of Infosys BPO in March 2007 by purchasing 1,218,732 options of Infosys BPO in cash and swapping 518,360 options of Infosys BPO for 151,933 Infosys options based on fair values.
An aggregate consideration of $148 million was paid in cash and 151,933 Infosys options were granted to the minority shareholders and options holders for consummating the above transactions. Further, an amount of $5 million was accounted as a liability in connection with the committed purchase of Infosys BPO shares entered into in January 2007. As of June 30, 2007, Infosys effectively holds 99.98% of the outstanding equity shares of Infosys BPO. Consequent to the above acquisitions a cumulative amount of $115 million was recorded as goodwill.

Previously, we provided various loans to employees including car loans, home loans, personal computer loans, telephone loans, medical loans, marriage loans, personal loans, salary advances, education loans and loans for rental deposits. These loans were provided primarily to employees in India who were not executive officers or directors. Housing and car loans were available only to middle level managers, senior managers and non-executive officers. These loans were generally collateralized against the assets of the loan and the terms of the loans ranged from 1 to 100 months.

We have discontinued fresh disbursements under all of these loan schemes except for personal loans and salary advances which we continue to provide primarily to employees in India who are not executive officers or directors. We also provide allowances for purchase of cars and houses for our middle level managers.  The annual rates of interest for these loans vary between 0% and 4%. Loans aggregating $28 million and $27 million were outstanding as of March 31, 2007 and June 30, 2007.

Net cash used in financing activities was $107 million for the three months ending June 30, 2007. This comprised entirely of dividend payments of $107 million. Our shareholders at the Annual General Meeting held on June 22, 2007 approved a final dividend of approximately $0.16 per equity share, which has resulted in a cash outflow of approximately $107 million including corporate dividend tax. Net cash provided by financing activities was $231 million for the three months ending June 30, 2006. This primarily comprises of $33 million of cash raised by issuance of equity shares on exercise of stock options by employees offset by dividend payments of $264 million. As of June 30, 2007 we had contractual commitments for capital expenditure of $211 million. These commitments include approximately $200 million in domestic purchases and $11 million in imports and overseas commitments for hardware, supplies and services to support our operations generally, which we expect to be significantly completed by December 2007.

We have provided information to the public regarding forward-looking guidance on our business operations.

Recent Amendments to Indian taxation laws

A recent amendment in the Indian tax legislation included Fringe Benefit Tax (“FBT”) on Employees’ Stock Option Plan. The value of the fringe benefit is the fair market value, or FMV, of the specified security or share on the date of vesting of an option as reduced by the amount actually paid by, or recovered from the employee in respect of such security or share. FBT liability crystallizes on the date of exercise of stock options. Since no stock options have been exercised during the quarter, FBT liability has not arisen.

Reconciliation between Indian and U.S. GAAP

All financial information in this Quarterly Report is presented in accordance with U.S. GAAP, although we also report for Indian statutory purposes under Indian GAAP. The material differences that affect us are primarily attributable to U.S. GAAP requirements for the:
•     accounting for stock-based compensation under SFAS 123R and;
•     amortization of intangible assets.

Reconciliation of Net Income

(Dollars in million)
	Three months ended June 30,
	2006	2007
Net profit as per Indian GAAP	$175	266
Stock compensation expenses (SFAS 123 R)	(1)	(1)
Amortization of intangible assets	-	(2)
Net income as per U.S. GAAP	$174	$263

Item 3. Quantitative and Qualitative Disclosures about Market Risk

General

Market risk is attributable to all market sensitive financial instruments including foreign currency receivables and payables. The value of a financial instrument may change as a result of changes in the interest rates, foreign currency exchange rates, commodity prices, equity prices and other market changes that affect market risk sensitive instruments.

Our exposure to market risk is a function of our revenue generating activities and any future borrowing activities in foreign currency. The objective of market risk management is to avoid excessive exposure of our earnings and equity to loss. Most of our exposure to market risk arises out of our foreign currency accounts receivable.

Risk Management Procedures

We manage market risk through treasury operations. Our treasury operations' objectives and policies are approved by senior management and our audit committee. The activities of treasury operations include management of cash resources, implementing hedging strategies for foreign currency exposures, borrowing strategies, if any, and ensuring compliance with market risk limits and policies.

Components of Market Risk

Exchange rate risk :
Our exposure to market risk arises principally from exchange rate risk. Even though our functional currency is the Indian rupee, we transact a major portion of our business in foreign currencies, such as the U.S. dollar, the United Kingdom Pound Sterling and the Euro. The exchange rate between the rupee and these currencies has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of our operations are adversely affected as the rupee appreciates against dollar and other foreign currencies. For the three months ended June 30, 2007 and June 30, 2006, U.S. dollar denominated revenues represented 71.6% and 75.3% of total revenues. For the same periods, revenues denominated in United Kingdom Pound Sterling represented 13.8% and 11.6% of total revenues while revenues denominated in the Euro represented 4.9% and 4.8% of total revenues. Our exchange rate risk primarily arises from our foreign currency revenues, receivables and payables.

We use derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in foreign exchange rates on accounts receivable and forecasted cash flows denominated in certain foreign currencies. We held foreign exchange forward contracts of $170 million, Euro 2 million and United Kingdom Pound Sterling 6 million as of March 31, 2007 and $719 million of forward exchange contracts as of June 30, 2007. As of March 31, 2007, we held range barrier options of $207 million and United Kingdom Pound Sterling 8 million, Euro Accelerator of Euro 24 million and Target Redemption Structure of United Kingdom Pound Sterling 16 million. As of June 30, 2007, we held range barrier options of $100 million and GBP 13 million, Euro Accelerator of Euro 21 million, Target Redemption Structure of GBP 10 million, Euro Forward Extra of Euro 5 million, GBP Forward Extra of GBP 5 million and USD-INR vanilla put options of $15 million. The forward contracts typically mature within one to twelve months, must be settled on the day of maturity and may be cancelled subject to the payment of any gains or losses in the difference between the contract exchange rate and the market exchange rate on the date of cancellation. We use these derivative instruments only as a hedging mechanism and not for speculative purposes. We may not purchase adequate instruments to insulate ourselves from foreign exchange currency risks. The policies of the Reserve Bank of India may change from time to time which may limit our ability to hedge our foreign currency exposures adequately. In addition, any such instruments may not perform adequately as a hedging mechanism. We may, in the future, adopt more active hedging policies, and have done so in the past.

Fair value:
The fair value of our market rate risk sensitive instruments approximates their carrying value.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 157, Fair Value Measurements (SFAS 157). SFAS 157 defines "fair value" as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS 157 provides guidance on determination of fair value, and lays down the fair value hierarchy to classify the source of information used in fair value measurements. We will be required to adopt this new standard for the fiscal year beginning April 1, 2008. We are currently evaluating the requirements of SFAS 157 and have not yet determined the impact on the consolidated financial statements.

In February 2007, the Financial Accounting Standards Board released FASB 159, "The Fair Value Option for Financial Assets and Financial Liabilities". This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. We will be required to adopt this new standard for the fiscal year beginning April 1, 2008. We are currently evaluating the requirements of SFAS 159 and have not yet determined the impact on the consolidated financial statements.

Recently Adopted Accounting Pronouncements

Uncertainty in Income Taxes

Effective April 1, 2007, we adopted the provisions of Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”). This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, Accounting for Income Taxes and prescribes a recognition threshold of more-likely-than-not to be sustained upon examination. As a result of the implementation of FIN 48, we did not have to recognize any increase/decrease in the liability for unrecognized tax benefits related to tax positions taken in prior periods.

Upon adoption of FIN 48, our policy to include interest and penalties related to gross unrecognized tax benefits within the provision for income taxes did not change. As of April 1, 2007 (date of adoption) and as of June 30, 2007 we had accrued $7 million and $6 million respectively for payment of such interest and penalties. Interest and penalties included in the provision for income taxes were not material for the three months ended June 30, 2007.

Our total unrecognized tax benefits as of April 1, 2007 (the date of adoption) and June 30, 2007 were $124 million and $126 million respectively. Also, the total unrecognized tax benefits that, if recognized, would be reducing the tax provisions by $113 million and $115 million as of April 1, 2007 and June 30, 2007, respectively, thereby affecting the effective tax rate. As a result of statute of limitation expiring for tax year 2003-04 in U.S. Federal tax and state tax jurisdictions, unrecognized tax benefits have reduced by $11 million during the three months ended June 30, 2007.

Our two major tax jurisdictions are India and U.S., though we also file tax returns in other foreign jurisdictions. In India, the assessment is not yet completed for the tax year 2004-05 and onwards. In the U.S, certain state tax returns pertaining to fiscal year 2001 to 2004 remain subject to examination. Further, federal and state tax returns pertaining to fiscal year 2005 onwards are within the statute of limitation prescribed by the relevant authorities for examination.

Stock compensation expense

We adopted FASB Statement No. 123 (revised 2004) (SFAS 123R), Share-Based Payment, effective April 1, 2006. This statement requires compensation expense relating to share-based payments to be recognized in net income using a fair-value measurement method. Under the fair value method, the estimated fair value of awards is charged to income on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in-substance, multiple awards. We elected the modified prospective method as prescribed in SFAS 123R and therefore, prior periods were not restated. Under the modified prospective method, this statement was applied to new awards granted after the time of adoption, as well as to the unvested portion of previously granted equity-based awards for which the requisite service had not been rendered as of April 1, 2006. In addition, we previously accounted for forfeitures when they occurred. Commencing at the date of adoption, we included a forfeiture estimate in the amount of compensation expense being recognized. The adoption of SFAS 123R, has resulted in the recognition of stock compensation expense of $5 million for fiscal 2007.

Prior to April 1, 2006 we followed the intrinsic value-based accounting method for stock-based employee compensation plans for our fixed stock option plans based on Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations including FASB Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation. SFAS 123, Accounting for Stock-Based Compensation, established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans, however, as allowed by SFAS 123, we elected to continue to apply the intrinsic value-based method of accounting and adopted disclosure requirements of SFAS 148, Accounting for Stock-Based Compensation - Transition and Disclosure.

Gratuity

We adopted Statement of Financial Accounting Standards ("SFAS") No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans - An Amendment of FASB Statements No. 87, 88, 106, and 132R effective March 31, 2007. Pursuant to the adoption, funded status of the defined benefit plan is recognized in the statement of financial position as an asset if the plan is over-funded or as a liability if the plan is under-funded. Changes in the funded status of a plan are required to be recognized in the year in which the changes occur, and reported in comprehensive income as a separate component of stockholders' equity. Further, certain gains and losses that were not previously recognized in the financial statements are required to be reported in comprehensive income, and certain disclosure requirements were changed. Incremental impact of adopting SFAS No. 158 on individual line items has been disclosed in the financial statements.

Presentation of Tax collected from Customers and Remitted to Governmental Authorities

We have applied the guidance in EITF Issue 06-03, how taxes collected From Customers and Remitted to Governmental Authorities Should Be presented in the Income Statement. Our policy to represent revenues net of sales and value-added taxes in its consolidated statement of earnings did not undergo a change upon adoption of EITF Issue 06-03.

Critical Accounting Policies

We consider the policies discussed below to be critical to an understanding of our financial statements as their application places the most significant demands on management's judgment, with financial reporting results relying on estimation about the effect of matters that are inherently uncertain. Specific risks for these critical accounting policies are described in the following paragraphs. For all of these policies, future events rarely develop exactly as forecast, and the best estimates routinely require adjustment.

Estimates

We prepare financial statements in conformity with US GAAP, which requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of revenues and expenses during the financial reporting period. We primarily make estimates related to contract costs expected to be incurred to complete development of software, allowances for doubtful accounts receivable, our future obligations under employee retirement and benefit plans, useful lives of property, plant and equipment, future income tax liabilities and contingencies and litigation.

We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates.

Revenue Recognition

We derive our revenues primarily from software development and related services, licensing of software products and from business process management services. We make and use significant management judgments and estimates in connection with the revenue that we recognize in any accounting period. Material differences might result in the amount and timing of our revenue for any period, if we made different judgments or utilized different estimates.

Arrangements with customers for software development and related services are either on a fixed-price, fixed-timeframe or on a time-and-material basis. Revenue on time-and-material contracts is recognized as the related services are rendered. Revenue from the end of the last billing to the balance sheet date is recognized as unbilled revenues. Maintenance revenues are recognized ratably over the term of the underlying maintenance arrangement. When the company receives advances for services and products, such amounts are reported as client deposits until all conditions for revenue recognition are met.

Revenue from our fixed-price arrangements for software development and related services that involves significant production, modification or customization of the software, is accounted for in conformity with ARB No. 45, using the guidance in Statement of Position (SOP) 81-1, and the Accounting Standards Executive Committee's conclusion in paragraph 95 of SOP 97-2. Fixed-price arrangements, which are similar to 'contracts to design, develop, manufacture, or modify complex aerospace or electronic equipment to a buyer's specification or to provide services related to the performance of such contracts' and 'contracts for services performed by architects, engineers, or architectural or engineering design firms', as laid out in Paragraph 13 of SOP 81-1, are also accounted for in conformity with SOP 81-1.

In the above mentioned fixed price arrangements, revenue has been recognized using the percentage-of-completion method. Costs and earnings in excess of billings are classified as unbilled revenue while billings in excess of costs and earnings are classified as unearned revenue. In measuring progress towards completion, we have selected a method that we believe is reliable and best approximates the progress to completion. The input (efforts expended) method has been used to measure progress towards completion as there is a direct relationship between hourly labor input and productivity and the method indicates the most reliable measure of progress. However, we evaluate each contract and apply judgment to ensure the existence of a relationship between hourly labor input and productivity.

At the end of every reporting period, we evaluate each project for estimated revenue and estimated efforts. Any revisions or updates to existing estimates are made wherever required by obtaining approvals from officers having the requisite authority. Management regularly reviews and evaluates the status of each contract in progress to estimate the profit or loss. As part of the review, detailed actual efforts and a realistic estimate of efforts to complete all phases of the project is compared with the details of the original estimate and the total contract price. To date, we have not had any fixed-price, fixed-timeframe contracts that resulted in a material loss. However, our policy is to establish a provision for losses on a contract as soon as losses become evident. We evaluate change orders according to their characteristics and the circumstances in which they occur. If such change orders are considered by the parties to be a normal element within the original scope of the contract, no change in the contract price is made. Otherwise, the adjustment to the contract price may be routinely negotiated. Contract revenue and costs are adjusted to reflect change orders approved by the client and us, regarding both scope and price. Changes are reflected in revenue recognition only after the change order has been approved by both parties. The same principle is also followed for escalation clauses. Costs that are incurred for a specific anticipated contract that will result in no future benefits unless the contract is obtained are not included in contract costs or deferred costs before the signing of the contract. Such costs are deferred only if the costs can be directly associated with a specific anticipated contract and if their recoverability from that contract is determined to be probable.

We provide our clients with a fixed-period warranty for corrections of errors and telephone support on all fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded and included in cost of revenues. We estimate such costs based on historical experience, and review estimates on a periodic basis for any material changes in assumptions and likelihood of occurrence.

In arrangements with respect to software development and related services and maintenance services, we have specifically applied the guidance in paragraph 9 of EITF Issue 00-21 to determine whether the software development and related services can be considered a separate unit of accounting. Our arrangements generally meet the criteria for software development and related services to be considered a separate unit of accounting. We use the relative fair value method to allocate revenue to maintenance services and software development and related services. In cases where we are unable to establish objective and reliable evidence of fair value for the software development and related services, we have used the residual method to allocate the arrangement consideration. Maintenance revenues are recognized ratably over the term of the underlying maintenance arrangement while software development and related services revenues are recognized using the percentage-of-completion method.

In accordance with SOP 97-2, Software Revenue Recognition, license fee revenues are recognized when persuasive evidence of an arrangement exists, delivery has occurred, the license fee is fixed and determinable, and the collection of the fee is probable. Arrangements to deliver our software product generally have three elements: license, implementation and Annual Technical Services, or ATS. We have applied the principles in SOP 97-2 to account for revenue from these multiple element arrangements. Vendor Specific Objective Evidence of fair value or VSOE has been established for ATS. VSOE is the price charged when the element is sold separately. When other services are provided in conjunction with the licensing arrangement, the revenue from such contracts are allocated to each component of the contract using the residual method, whereby revenue is deferred for the undelivered services and the residual amounts are recognized as revenue for delivered elements. In the absence of an established VSOE for implementation, the entire arrangement fee for license and implementation is recognized as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the services are performed. ATS revenue is recognized ratably over the period in which the services are rendered.

Revenues from business process management and other services are recognized on both the time-and-material and fixed-price, fixed-timeframe bases. Revenue on time-and-material contracts is recognized as the related services are rendered. Revenue from fixed-price, fixed-timeframe contracts is recognized as per the proportional performance method using an output measure of performance.

We recognize revenue only on collectability being probable and hence credit losses do not have an impact on our revenue recognition policy. Fluctuations in our provisions for bad debts and write offs of uncollectible accounts depend on the financial health and economic environment governing our clients. Our provisions are based on specific identification of the credit loss. No one client has contributed significantly to credit losses. We have had no significant changes in our collection policies or payment terms.

We account for volume discounts and pricing incentives to customers using the guidance in EITF Issue 01-09, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products). The discount terms in our arrangements with customers generally entitle the customer to discounts if the customer completes a specified cumulative level of revenue transactions. In some arrangements, the level of discount varies with increases in the levels of revenue transactions. The discounts are passed on to the customer either as check payments or as a reduction of payments due from the customer. We recognize discount obligations as a reduction of revenue based on the ratable allocation of the discount to each of the underlying revenue transactions that result in progress by the customer toward earning the discount. We recognize the liability based on its estimate of the customer's future purchases. Also, when the level of discount varies with increases in levels of revenue transactions, we recognize the liability based on its estimate of the customer's future purchases. If we cannot reasonably estimate the customer's future purchases, then the liability is recorded based on the maximum potential level of discount. We recognize changes in the estimated amount of obligations for discounts using a cumulative catch-up adjustment. Furthermore, we do not recognize any revenue up front for breakages immediately on the inception of an arrangement.

EITF Issue 06-03, How taxes collected From Customers and Remitted to Governmental Authorities Should Be presented in the Income Statement became applicable as on April 1, 2007. Our policy to disclose revenues net of sales and value-added taxes in its consolidated statement of earnings did not undergo a change upon adoption of EITF Issue 06-03.

Income Tax

As part of our financial reporting process, we are required to estimate our liability for income taxes in each of the tax jurisdictions in which we operate. This process requires us to estimate our actual current tax exposure together with an assessment of temporary differences resulting from differing treatment of items, such as depreciation on property, plant and equipment, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our balance sheet.

We face challenges from domestic and foreign tax authorities regarding the amount of current taxes due. These challenges include questions regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. Based on our evaluation of our tax position and the information presently available to us, we believe we have adequately accrued for probable exposures as of March 31, 2007. To the extent we are able to prevail in matters for which accruals have been established or are required to pay amounts in excess of our reserves, our effective tax rate in a given financial statement period may be materially impacted.

Our deferred tax liabilities mainly arise from taxable basis differences in intangible assets and investments in liquid mutual funds. Our deferred tax assets comprise assets arising from basis differences in depreciation on property, plant and equipment, investments for which the ultimate realization of the tax asset may be dependent on the availability of future capital gains, and provisions for doubtful accounts receivable. We assess the likelihood that our deferred tax assets will be recovered from future taxable income. This assessment takes into consideration tax planning strategies, including levels of historical taxable income and assumptions regarding the availability and character of future taxable income over the periods in which the deferred tax assets are deductible. We believe it is more likely than not that we will realize the benefits of those deductible differences, net of the existing valuation allowance at March 31, 2007. The ultimate amount of deferred tax assets realized may be materially different from those recorded, as influenced by potential changes in income tax laws in the tax jurisdictions where we operate.

To the extent we believe that realization of a deferred tax asset is not likely, we establish a valuation allowance or increase this allowance in an accounting period and include an expense within the tax provision in our statements of income. As of March 31, 2007 and June 30, 2007, we recorded valuation allowance of $15 million and $16 million due to uncertainties related to our ability to utilize some of our deferred tax assets comprising provisions for doubtful accounts receivable, investments and losses in subsidiary. In the event that actual results differ from these estimates of valuation allowance or if we adjust these estimates in future periods, we may need to establish an additional valuation allowance, which could materially impact our financial position and results of operations.

We account for uncertainty in income taxes in the financial statements in accordance with Financial Accounting Standards Board Interpretation No. ("FIN") 48, Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109, Accounting for Income Taxes. The accounting and disclosures of tax positions taken or expected to be taken on a tax return are based on the recognition threshold and measurement attribute as prescribed by FIN 48. We recognize potential interest and penalties related to unrecognized tax benefits as income tax expense.

Business Combinations, Goodwill and Intangible Assets

We account for business combinations in accordance with SFAS No. 141, Business Combinations. Cash and amounts of consideration that are determinable at the date of acquisition are included in determining the cost of the acquired business. The accounting for contingent consideration based on earnings or other performance measures is a matter of judgment that depends on the relevant facts and circumstances. If the substance of the contingent consideration is to provide compensation for services, use of property, or profit sharing, we account for the additional consideration as an expense of the appropriate period. Otherwise, the additional consideration paid is recorded as an additional cost of the acquired business.

Goodwill represents the cost of the acquired businesses in excess of the fair value of identifiable tangible and intangible net assets purchased. We generally seek the assistance of independent valuation experts in determining the fair value of the identifiable tangible and intangible net assets of the acquired business.

We test goodwill for impairment on an annual basis. In this process, we rely on a number of factors including operating results, business plans and future cash flows. Recoverability of goodwill is evaluated using a two-step process. The first step involves a comparison of the fair value of a reporting unit with its carrying value. If the carrying amount of the reporting unit exceeds its fair value, the second step of the process involves a comparison of the fair value and carrying value of the goodwill of that reporting unit. If the carrying value of the goodwill of a reporting unit exceeds the fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess. Goodwill of a reporting unit will be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount.

We amortize intangible assets over their respective individual estimated useful lives on a straight-line basis. Our estimates of the useful lives of identified intangible assets are based on a number of factors including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, and known technological advances), and the level of maintenance expenditures required to obtain the expected future cash flows from the asset.

We evaluate intangible assets for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets.

In evaluating goodwill and intangible assets for impairment, we may seek the assistance of independent valuation experts, perform internal valuation analyses and consider other information that is publicly available. The results of our evaluation may be dependent on a number of factors including estimates of future market growth and trends, forecasted revenue and costs, discount rates and other variables. While we use assumptions which we believe are fair and reasonable, actual future results may differ from the estimates arrived at using the assumptions.

Off-Balance Sheet Arrangements

None.

Item 4. Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer believe, based on an evaluation performed under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, that the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) are effective as of June 30, 2007 to ensure that information required to be disclosed by Infosys in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and is accumulated and communicated to Infosys' management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

There has been no change in our internal control over financial reporting that occurred during the period covered by the Quarterly Report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Part II - Other Information

Item 1. Legal Proceedings

The Company is subject to legal proceedings and claims, which have arisen in the ordinary course of its business. These legal actions, when ultimately concluded and determined, will not, in the opinion of management, have a material effect on the results of operations or the financial position of the Company.

Item 1A. Risk factors

Risk Factors

This Quarterly Report contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the following risk factors and elsewhere in this Quarterly Report.

Risks Related to Our Company and Our Industry

Our revenues and expenses are difficult to predict and can vary significantly from period to period, which could cause our share price to decline.

Our revenues and profitability have grown rapidly in recent years and are likely to vary significantly in the future from period to period. Therefore, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as an indication of our future performance. It is possible that in the future some of our results of operations may be below the expectations of market analysts and our investors, which could cause the share price of our equity shares and our ADSs to decline significantly.

Factors which affect the fluctuation of our operating results include:

  the size, timing and profitability of significant projects, including large outsourcing deals;
  changes in our pricing policies or the pricing policies of our competitors;
  the proportion of services that we perform at our development centers or at our client sites;
  the effect of wage pressures, seasonal hiring patterns, attrition, and the time required to train and productively utilize new employees, particularly information technology, or IT, professionals;
  foreign currency fluctuations;
  the size and timing of facilities expansion and resulting depreciation and amortization costs;
  expenditures in connection with the submission of proposals for larger, more complex client engagements;
  unanticipated cancellations, contract terminations, deferrals of projects or delays in purchases, including those resulting from our clients' efforts to comply with regulatory requirements, or those occurring as a result of our clients reorganizing their operations;
  utilization of billable employees; and
  unanticipated variations in the duration, size and scope of our projects, as well as changes in the corporate decision-making process of our client base.

 A significant part of our total operating expenses, particularly expenses related to personnel and facilities, are fixed in advance of any particular period. As a result, unanticipated variations in the number and timing of our projects or employee utilization rates, or the accuracy of our estimates of the resources required to complete ongoing projects, may cause significant variations in our operating results in any particular period.

There are also a number of factors, other than our performance, that are not within our control that could cause fluctuations in our operating results from period to period. These include:

  the duration of tax holidays or tax exemptions and the availability of other incentives from the Government of India;
  changes in regulations and taxation in India or the other countries in which we conduct business;
  currency fluctuations, particularly when the rupee appreciates in value against the US dollar, the United Kingdom Pound Sterling or the Euro, since the majority of our revenues are in these currencies and a significant part of our costs are in rupees; and
  other general economic and political factors, including, in particular, the economic conditions in the United States and Europe.

In addition, the availability of visas for working in the United States may vary substantially from quarter to quarter. Visas for working in the United States may be available during one quarter, but not another, or there may be differences in the number of visas available from one quarter to another. As such, the variable availability of visas may require us to incur significantly higher visa-related expenses in certain quarters when compared to others. For example, we incurred $ 16.0 million in costs for visas in the three months ended June 30, 2007, compared to $ 6.0 million for the three months ended March 31, 2007. Such fluctuations may affect our operating margins and profitability in certain quarters during a fiscal year.

We may not be able to sustain our previous profit margins or levels of profitability.

Our profitability could be affected by pricing pressures on our services, volatility of the rupee against the dollar and other currencies and increased wage pressures in India and onsite. Since fiscal 2003, we have incurred substantially higher selling and marketing expenses as we have invested to increase brand awareness among target clients and promote client loyalty and repeat business among existing clients. Furthermore, over the past 3 months, the rupee has appreciated substantially relative to the US dollar. The exchange rate for one dollar based on the noon buying rate in the City of New York for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York was Rs. 40.58 as of June 29, 2007, as against Rs. 43.10 as of March 30, 2007.  On July 31, 2007, the noon buying rate was Rs. 40.18 per one US dollar. The appreciation of the rupee against the dollar adversely impacted our revenues and operating results for fiscal 2007 and for the three months ended June 30, 2007. In the event that the dollar does not appreciate against the rupee, or in the event that the rupee further appreciates against the dollar, the results of our operations may be further adversely affected.

We expect increased selling and marketing expenses in the future, which could result in declining profitability. In addition, while our Global Delivery Model allows us to manage costs efficiently, as the proportion of our services delivered at client sites increases, we may not be able to keep our operating costs as low in the future, which would also have an adverse impact on our profit margins.

The economic environment, pricing pressure and rising wages in India and overseas could negatively impact our revenues and operating results.

Spending on technology products and services in most parts of the world has been rising for the past few years after a two-year downward trend due to a challenging global economic environment. Our ability to maintain or increase pricing is restricted as clients often expect that as we do more business with them, they will receive volume discounts or special pricing incentives. Existing and new customers are also increasingly using third-party consultants with broad market knowledge to assist them in negotiating contractual terms. Large multinational companies are establishing larger offshore operations in India, resulting in wage pressures for Indian companies. This wage pressure is exacerbated by competition among Indian companies for qualified employees. Pricing pressures from our clients and wage pressures in India have negatively impacted our operating results. If economic growth slows, our utilization and billing rates for our technology professionals could be adversely affected, which may result in lower gross and operating profits.

Any inability to manage our growth could disrupt our business and reduce our profitability.

We have grown significantly in recent periods. Between March 31, 2003 and March 31, 2007 our total employees grew from approximately 15,900 to approximately 72,200. As of June 30, 2007 we had approximately 76,000 employees. In addition, in the last five years we have undertaken and continue to undertake major expansions of our existing facilities, as well as the construction of new facilities.

We expect our growth to place significant demands on our management and other resources. Our growth will require us to continuously develop and improve our operational, financial and other internal controls, both in India and elsewhere. In addition, continued growth increases the challenges involved in:

  recruiting, training and retaining sufficient skilled technical, marketing and management personnel;
  adhering to and further improving our high quality and process execution standards;
  preserving our culture, values and entrepreneurial environment;
  successfully expanding the range of services offered to our clients;
  developing and improving our internal administrative infrastructure, particularly our financial, operational, communications and other internal systems; and
  maintaining high levels of client satisfaction.

Our growth strategy also relies on the expansion of our operations to other parts of the world, including Europe, Australia and other parts of Asia. In October 2003, we established Infosys China and in January 2004 we acquired Infosys Australia to expand our operations in those countries. In April 2004, we formed Infosys Consulting to focus on consulting services in the United States and announced our intention to hire aggressively in the United States. In addition, we have recently embarked on an expansion of our business in China, and have expended significant resources in this expansion. In June 2007, we also incorporated a wholly owned subsidiary in Mexico. The costs involved in entering and establishing ourselves in new markets, and expanding such operations, may be higher than expected and we may face significant competition in these regions. Our inability to manage our expansion and related growth in these regions may have an adverse effect on our business, results of operations and financial condition.

We may face difficulties in providing end-to-end business solutions for our clients, which could lead to clients discontinuing their work with us, which in turn could harm our business.

Over the past several years, we have been expanding the nature and scope of our engagements by extending the breadth of services we offer. The success of some of our newer service offerings, such as operations and business process consulting, IT consulting, business process management, systems integration and infrastructure management, depends, in part, upon continued demand for such services by our existing and new clients and our ability to meet this demand in a cost-competitive and effective manner. Furthermore, our IT consulting business is not yet profitable, and its success in the future will depend on a number of factors. We cannot assure you that this business will become profitable in the future. In addition, our ability to effectively offer a wider breadth of end-to-end business solutions depends on our ability to attract existing or new clients to these service offerings. To obtain engagements for our end-to-end solutions, we are competing with large, well-established international consulting firms as well as other India-based technology services companies, resulting in increased competition and marketing costs. Accordingly, our new service offerings may not effectively meet client needs and we may be unable to attract existing and new clients to these service offerings.

The increased breadth of our service offerings may result in larger and more complex client projects. This will require us to establish closer relationships with our clients and potentially with other technology service providers and vendors, and require a more thorough understanding of our clients' operations. Our ability to establish these relationships will depend on a number of factors including the proficiency of our technology professionals and our management personnel.

Larger projects often involve multiple components, engagements or stages, and a client may choose not to retain us for additional stages or may cancel or delay additional planned engagements. These terminations, cancellations or delays may result from the business or financial condition of our clients or the economy generally, as opposed to factors related to the quality of our services. Cancellations or delays make it difficult to plan for project resource requirements, and resource planning inaccuracies may have a negative impact on our profitability.

Intense competition in the market for technology services could affect our cost advantages, which could reduce our share of business from clients and decrease our revenues.

The technology services market is highly competitive. Our competitors include large consulting firms, captive divisions of large multinational technology firms, infrastructure management services firms, Indian technology services firms, software companies and in-house IT departments of large corporations.

The technology services industry is experiencing rapid changes that are affecting the competitive landscape, including recent divestitures and acquisitions that have resulted in consolidation within the industry. These changes may result in larger competitors with significant resources. In addition, some of our competitors have added or announced plans to add cost-competitive offshore capabilities to their service offerings. These competitors may be able to offer their services using the offshore and onsite model more efficiently than we can. Many of these competitors are also substantially larger than us and have significant experience with international operations. We may face competition from these competitors in countries where we currently operate, as well as in countries in which we expect to expand our operations. We also expect additional competition from technology services firms with current operations in other countries, such as China and the Philippines. Many of our competitors have significantly greater financial, technical and marketing resources, generate greater revenues, have more extensive existing client relationships and technology partners and have greater brand recognition than we do. We may be unable to compete successfully against these competitors, or may lose clients to these competitors. Additionally, we believe that our ability to compete also depends in part on factors outside our control, such as the price at which our competitors offer comparable services, and the extent of our competitors' responsiveness to their clients' needs.

Our revenues are highly dependent upon a small number of clients, and the loss of any one of our major clients could significantly impact our business.

We have historically earned, and believe that in the future we will continue to earn, a significant portion of our revenues from a limited number of corporate clients. In the three months ended June 30, 2007, fiscal 2007 and fiscal 2006, our largest client accounted for 8.6%, 7.0% and 4.4% of our total revenues, and our five largest clients together accounted for 21.4%, 19.4% and 17.8% of our total revenues. The volume of work we perform for specific clients is likely to vary from year to year, particularly since we historically have not been the exclusive external technology services provider for our clients. Thus, a major client in one year may not provide the same level of revenues in a subsequent year. However, in any given year, a limited number of clients tend to contribute a significant portion of our revenues.

There are a number of factors, other than our performance, that could cause the loss of a client and that may not be predictable. In certain cases, we have significantly reduced the services provided to a client when the client either changed its outsourcing strategy by moving more work in-house or replaced its existing software with packaged software supported by the licensor. Reduced technology spending in response to a challenging economic or competitive environment may also result in our loss of a client. If we lose one of our major clients or one of our major clients significantly reduces its volume of business with us, our revenues and profitability could be reduced.

Our revenues are highly dependent on clients primarily located in the United States and Europe, as well as on clients concentrated in certain industries, and economic slowdowns or factors that affect the economic health of the United States, Europe or these industries may affect our business.

 In the three months ended June 30, 2007, fiscal 2007 and fiscal 2006, approximately 62.6%, 62.3% and 63.9% of our revenues were derived from the United States. In the same periods, approximately 26.7%, 26.4% and 24.5% of our revenues were derived from Europe. If the United States or European economy weakens, our clients may reduce or postpone their technology spending significantly, which may in turn lower the demand for our services and negatively affect our revenues and profitability. In addition, in the three months ended June 30, 2007, fiscal 2007 and 2006 , we earned 36.1%, 37.4% and 36.0% of our revenues from the financial services industry, and 13.6%, 13.5% and 13.9% from the manufacturing industry. Any significant decrease in the growth of the financial services industry, or significant consolidation in that industry or decrease in growth or consolidation in other industry segments on which we focus, may reduce the demand for our services and negatively affect our revenues and profitability.

Legislation in certain of the countries in which we operate, including the United States and the United Kingdom, may restrict companies in those countries from outsourcing work overseas.

Recently, some countries and organizations have expressed concerns about a perceived association between offshore outsourcing and the loss of jobs. With the growth of offshore outsourcing receiving increasing political and media attention, especially in the United States which is our largest market, it is possible that there could be a change in the existing laws or the enactment of new legislations restricting offshore outsourcing which may adversely impact our ability to do business globally, or in the United States, especially with, government-related entities. It is also possible that private sector companies working with these governmental entities may be restricted from outsourcing projects related to government contracts or may face disincentives if they outsource certain operations.

In the United Kingdom, the Transfer of Undertakings (Protection of Employees) Regulations, or TUPE, including the recent revisions to those regulations, will allow employees who are dismissed as a result of "service provision changes", which may include outsourcing to non-UK companies, to seek compensation either from the company from which they were dismissed or from the company to which the work was transferred. This could deter UK companies from outsourcing work to us and could also result in our being held liable for redundancy payments to such workers.

Any of these events could adversely affect our revenues and operating profitability.

Our success depends largely upon our highly skilled technology professionals and our ability to hire, attract and retain these personnel.

Our ability to execute projects, to maintain our client relationships and to obtain new clients depends largely on our ability to attract, train, motivate and retain highly skilled technology professionals, particularly project managers and other mid-level professionals. If we cannot hire and retain additional qualified personnel, our ability to bid for and obtain new projects, and to continue to expand our business will be impaired and our revenues could decline. We believe that there is significant worldwide competition for technology professionals with the skills necessary to perform the services we offer. For example, in India, since 2004, hiring by technology companies has increased significantly. Excluding Infosys BPO and our other subsidiaries, we added approximately 12,500, 15,200 and 2,700 new employees, net of attrition, in fiscal 2006 and 2007 and the three months ended June 30, 2007.

Increased hiring by technology companies, particularly in India, and increasing worldwide competition for skilled technology professionals may lead to a shortage in the availability of qualified personnel in the markets in which we operate and hire. The NASSCOM-McKinsey Report 2005 estimates that by 2010, employers will require approximately 2.3 million employees in India that provide IT and IT-enabled services, but that the number of qualified professionals that are trained to provide such services will be nearly 500,000 less than the projected requirements. Of this shortfall, approximately 70% will be in the IT-enabled services industry and the balance will be in the IT services industry. A shortage in the availability of qualified IT professionals in the markets in which we operate may affect our ability to hire an adequate number of skilled and experienced technology professionals. Our inability to hire such professionals may have an adverse effect on our business, results of operations and financial condition.

Changes in policies or laws may also affect the ability of technology companies to hire, attract and retain personnel. For instance, the Finance Act, 2007 imposed a fringe benefit tax, or FBT, on companies in respect of specified securities or equity shares allotted or transferred, directly or indirectly, by the company free of cost or at a concessional rate to its employees. The imposition of FBT may discourage technology companies in India from granting stock options to its employees. Although the Finance Act has clarified that FBT imposed on a company may be passed on to its employees, any passing on of FBT by a company to its employees may reduce the effectiveness of stock option grants in attracting and retaining employees. Any suspension of stock option grants or the passing on of FBT by us to our employees may affect our  ability to hire skilled and experienced technology professionals.

Increased demand for technology professionals has also led to an increase in attrition rates. We estimate the attrition rate in the Indian technology services industry, which excludes the business process management industry, to be approximately 20% annually. Our comparable attrition rate for the three months ended June 30, 2007, fiscal 2007 and fiscal 2006 was 13.7%, 13.7%, 11.2% ,without accounting for attrition in Infosys BPO or our other subsidiaries. Furthermore, attrition in the business process management industry is generally significantly higher than in the technology services industry. We may not be able to hire and retain enough skilled and experienced technology professionals to replace those who leave. Additionally, we may not be able to redeploy and retrain our technology professionals to keep pace with continuing changes in technology, evolving standards and changing client preferences. Our inability to attract and retain technology professionals may have a material adverse effect on our business, results of operations and financial condition.

It is also possible that the Central Government or other State Governments in India may introduce legislation requiring employers to give preferential hiring treatment to under-represented groups. The quality of our work force is critical to our business. If any such Central or State legislation becomes effective, our ability to hire the most highly qualified technology professionals may be hindered.

Our success depends in large part upon our management team and key personnel and our ability to attract and retain them.

We are highly dependent on the senior members of our management team, including the continued efforts of our Chairman, our Chief Executive Officer, our Chief Operating Officer, our Chief Financial Officer, other executive members of the board and the management council, which consists of executive and other officers. As of June 22, 2007, our Chief Executive Officer, Nandan M. Nilekani stepped down as Chief Executive Officer and S. Gopalakrishnan, President and Chief Operating Officer, took his place. Effective June 22, 2007, Nandan M. Nilekani serves as our Deputy Chairman. S.D.Shibulal, Group Head - Worldwide Sales and Customer Delivery replaced S. Gopalakrishnan as our Chief Operating Officer, also effective June 22, 2007. Our future performance will be affected by any disruptions in the continued service of our executives and other officers. Competition for senior management in our industry is intense, and we may not be able to retain such senior management personnel or attract and retain new senior management personnel in the future. Furthermore, we do not maintain key man life insurance for any of the senior members of our management team or other key personnel. The loss of any member of our senior management or other key personnel may have a material adverse effect on our business, results of operations and financial condition.

Our failure to complete fixed-price, fixed-timeframe contracts within budget and on time may negatively affect our profitability.

As an element of our business strategy, we offer a portion of our services on a fixed-price, fixed-timeframe basis, rather than on a time-and-materials basis. In the three months ended June 30, 2007, fiscal 2007 and fiscal 2006, revenues from fixed-price, fixed-timeframe projects accounted for 27.5%, 26.7% and 28.1% of our total services revenues including revenues from our business process management services. Although we use our software engineering methodologies and processes and past project experience to reduce the risks associated with estimating, planning and performing fixed-price, fixed-timeframe projects, we bear the risk of cost overruns, completion delays and wage inflation in connection with these projects. If we fail to estimate accurately the resources and time required for a project, future wage inflation rates, or currency exchange rates, or if we fail to complete our contractual obligations within the contracted timeframe, our profitability may suffer.

Our client contracts can typically be terminated without cause and with little or no notice or penalty, which could negatively impact our revenues and profitability.

Our clients typically retain us on a non-exclusive, project-by-project basis. Most of our client contracts, including those that are on a fixed-price, fixed-timeframe basis, can be terminated with or without cause, with between zero and 90 days' notice and without any termination-related penalties. Additionally, our contracts with clients are typically limited to discrete projects without any commitment to a specific volume of business or future work. Our business is dependent on the decisions and actions of our clients, and there are a number of factors relating to our clients that are outside of our control which might lead to termination of a project or the loss of a client, including:

  financial difficulties for a client;
  a change in strategic priorities, resulting in a reduced level of technology spending;
  a demand for price reductions;
  a change in outsourcing strategy by moving more work to the client's in-house technology departments or to our competitors;
  the replacement by our clients of existing software with packaged software supported by licensors;
  mergers and acquisitions; and
  consolidation of technology spending by a client, whether arising out of mergers and acquisitions, or otherwise.

Our inability to control the termination of client contracts could have a negative impact on our financial condition and results of operations.

Our engagements with customers are singular in nature and do not necessarily provide for subsequent engagements.

Our clients generally retain us on a short-term, engagement-by-engagement basis in connection with specific projects, rather than on a recurring basis under long-term contracts. Although a substantial majority of our revenues are generated from repeat business, which we define as revenue from a client who also contributed to our revenue during the prior fiscal year, our engagements with our clients are typically for projects that are singular in nature. Therefore, we must seek out new engagements when our current engagements are successfully completed or are terminated, and we are constantly seeking to expand our business with existing clients and secure new clients for our services. In addition, in order to continue expanding our business, we may need to significantly expand our sales and marketing group, which would increase our expenses and may not necessarily result in a substantial increase in business. If we are unable to generate a substantial number of new engagements for projects on a continual basis, our business and results of operations would likely be adversely affected.

Our client contracts are often conditioned upon our performance, which, if unsatisfactory, could result in less revenue than previously anticipated.

A number of our contracts have incentive-based or other pricing terms that condition some or all of our fees on our ability to meet defined performance goals or service levels. Our failure to meet these goals or a client's expectations in such performance-based contracts may result in a less profitable or an unprofitable engagement.

Some of our long-term client contracts contain benchmarking provisions which, if triggered, could result in lower future revenues and profitability under the contract.

As the size and duration of our client engagements increase, clients may increasingly require benchmarking provisions. Benchmarking provisions allow a customer in certain circumstances to request a benchmark study prepared by an agreed upon third-party comparing our pricing, performance and efficiency gains for delivered contract services to that of an agreed upon list of other service providers for comparable services. Based on the results of the benchmark study and depending on the reasons for any unfavorable variance, we may be required to reduce the pricing for future services to be performed under the balance of the contract, which could have an adverse impact on our revenues and profitability.

Our business will suffer if we fail to anticipate and develop new services and enhance existing services in order to keep pace with rapid changes in technology and the industries on which we focus.

The technology services market is characterized by rapid technological change, evolving industry standards, changing client preferences and new product and service introductions. Our future success will depend on our ability to anticipate these advances and develop new product and service offerings to meet client needs. We may fail to anticipate or respond to these advances in a timely basis, or, if we do respond, the services or technologies that we develop may not be successful in the marketplace. Further, products, services or technologies that are developed by our competitors may render our services non-competitive or obsolete.

Compliance with new and changing corporate governance and public disclosure requirements adds uncertainty to our compliance policies and increases our costs of compliance.

Changing laws, regulations and standards relating to accounting, corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations, NASDAQ Global Select Market rules, Securities and Exchange Board of India, or SEBI, rules, and Indian stock market listing regulations are creating uncertainty for companies like ours. These new or changed laws, regulations and standards may lack specificity and are subject to varying interpretations. Their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs of compliance as a result of ongoing revisions to such governance standards.

In particular, continuing compliance with Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding our required assessment of our internal controls over financial reporting and our external auditors' audit of that assessment requires the commitment of significant financial and managerial resources. Our independent auditors may be unable to issue unqualified attestation reports on management's assessment on the operating effectiveness of our internal controls over financial reporting.

In connection with our Annual Report on Form 20-F for fiscal 2007, our management assessed our internal controls over financial reporting, and determined that our internal controls were effective as of March 31, 2007, and our auditors have issued an unqualified attestation with respect to our management's assessment. However, we will undertake management assessments of our internal controls over financial reporting in connection with each annual report, and any deficiencies uncovered by these assessments or any inability of our auditors to issue an unqualified attestation could harm our reputation and the price of our equity shares and ADSs. We are committed to maintaining high standards of corporate governance and public disclosure, and our efforts to comply with evolving laws, regulations and standards in this regard have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. In addition, the new laws, regulations and standards regarding corporate governance may make it more difficult for us to obtain director and officer liability insurance. Further, our board members, Chief Executive Officer, and Chief Financial Officer could face an increased risk of personal liability in connection with their performance of duties and our SEC reporting obligations. As a result, we may face difficulties attracting and retaining qualified board members and executive officers, which could harm our business. If we fail to comply with new or changed laws or regulations, our business and reputation may be harmed.

Disruptions in telecommunications, system failures, or virus attacks could harm our ability to execute our Global Delivery Model, which could result in client dissatisfaction and a reduction of our revenues.

A significant element of our distributed project management methodology, which we refer to as our Global Delivery Model, is to continue to leverage and expand our global development centers. We currently have 44 global development centers located in various countries around the world. Our global development centers are linked with a telecommunications network architecture that uses multiple service providers and various satellite and optical links with alternate routing. We may not be able to maintain active voice and data communications between our various global development centers and our clients' sites at all times due to disruptions in these networks, system failures or virus attacks. Any significant failure in our ability to communicate could result in a disruption in business, which could hinder our performance or our ability to complete client projects on time. This, in turn, could lead to client dissatisfaction and a material adverse effect on our business, results of operations and financial condition.

We may be liable to our clients for damages caused by disclosure of confidential information, system failures, errors or unsatisfactory performance of services.

We are often required to collect and store sensitive or confidential client and customer data. Many of our client agreements do not limit our potential liability for breaches of confidentiality. If any person, including any of our employees, penetrates our network security or misappropriates sensitive data, we could be subject to significant liability from our clients or from our clients' customers for breaching contractual confidentiality provisions or privacy laws. Unauthorized disclosure of sensitive or confidential client and customer data, whether through breach of our computer systems, systems failure or otherwise, could damage our reputation and cause us to lose clients.

Many of our contracts involve projects that are critical to the operations of our clients' businesses, and provide benefits which may be difficult to quantify. Any failure in a client's system or breaches of security could result in a claim for substantial damages against us, regardless of our responsibility for such failure. Furthermore, any errors by our employees in the performance of services for a client, or poor execution of such services, could result in a client terminating our engagement and seeking damages from us.

Although we attempt to limit our contractual liability for consequential damages in rendering our services, these limitations on liability may be unenforceable in some cases, or may be insufficient to protect us from liability for damages. We maintain general liability insurance coverage, including coverage for errors or omissions, however, this coverage may not continue to be available on reasonable terms and may be unavailable in sufficient amounts to cover one or more large claims. Also an insurer might disclaim coverage as to any future claim. A successful assertion of one or more large claims against us that exceeds our available insurance coverage or changes in our insurance policies, including premium increases or the imposition of a large deductible or co-insurance requirement, could adversely affect our operating results.

We are investing substantial cash in new facilities and physical infrastructure, and our profitability could be reduced if our business does not grow proportionately.

As of June 30, 2007, we had contractual commitments of approximately $ 211 million for capital expenditures, particularly related to the expansion or construction of facilities. We may encounter cost overruns or project delays in connection with new facilities. These expansions will increase our fixed costs. If we are unable to grow our business and revenues proportionately, our profitability will be reduced.

We may be unable to recoup our investment costs to develop our software products.

In the three months ended June 30, 2007, fiscal 2007 and fiscal 2006 we earned 3.2% 3.9% and  3.8%  of our total revenue from the sale of software products. The development of our software products requires significant investments. The markets for our primary suite of software products which we call Finacle® are competitive. Our current software products or any new software products that we develop may not be commercially successful and the costs of developing such new software products may not be recouped. Since software product revenues typically occur in periods subsequent to the periods in which the costs are incurred for the development of such software products, delayed revenues may cause periodic fluctuations in our operating results.

Our insiders who are significant shareholders may control the election of our board and may have interests which conflict with those of our other shareholders or holders of our ADSs.

Our executive officers and directors, together with members of their immediate families, beneficially owned, in the aggregate, 16.92% of our issued equity shares as of June 30, 2007. As a result, acting together, this group has the ability to exercise significant control over most matters requiring our shareholders' approval, including the election and removal of directors and significant corporate transactions.

We may engage in acquisitions, strategic investments, strategic partnerships or alliances or other ventures that may or may not be successful.

We may acquire or make strategic investments in complementary businesses, technologies, services or products, or enter into strategic partnerships or alliances with third parties in order to enhance our business. For example, in 2004, we acquired Infosys Australia, and subsequently established Infosys China and Infosys Consulting in the United States. In June 2007, we established Infosys Technologies S.DE.R.L..de.C.V. in Mexico. It is possible that we may not identify suitable acquisitions, candidates for strategic investment or strategic partnerships, or if we do identify suitable candidates, we may not complete those transactions on terms commercially acceptable to us, or at all. The inability to identify suitable acquisition targets or investments or the inability to complete such transactions may affect our competitiveness and our growth prospects.

If we acquire or establish a company, we could have difficulty in assimilating that company's personnel, operations, technology and software. In addition, the key personnel of the acquired or the established company may decide not to work for us. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses.

We have made and may in the future make strategic investments in early-stage technology start-up companies in order to gain experience in or exploit niche technologies. However, our investments may not be successful. For example, in fiscal 2004, we made loss provisions of $2 million related to these investments. The lack of profitability of any of our investments could have a material adverse effect on our operating results.

Our earnings have been and will continue to be adversely affected by the change to our accounting policies with respect to the expensing of stock options.

We deduct the expense of employee stock option grants from our income based on the fair value method. In December 2004, the Financial Accounting Standards Board issued FASB Statement No. 123 (revised 2004), Share-Based Payment requiring companies to change their accounting policies to record the fair value of stock options issued to employees as an expense. Our stock compensation expense as of June 30, 2007 as determined under the fair value method was approximately $1 million. Pursuant to Securities and Exchange Commission Release No. 33-8568, we adopted SFAS 123R as of April 1, 2006. The change in the standard has adversely affected our operating results and will continue to do so in the event we make any future grants.

Risks Related to Investments in Indian Companies and International Operations Generally

Our net income would decrease if the Government of India reduces or withdraws tax benefits and other incentives it provides to us or when our tax holidays expire or terminate.

Currently, the Government of India provides tax benefits to companies that export software from specially designated software technology parks in India. These tax benefits include a 10-year tax holiday from Indian corporate income taxes. We benefit from the 10-year tax holiday on Indian corporate income taxes for the operation of most of our Indian facilities, and as a result, our operations have been subject to relatively low tax liabilities. These tax incentives resulted in a decrease in our income tax expense of $66 million, $224 million and $160 million for the quarter ended June 30, 2007, fiscal 2007 and fiscal 2006 compared to the effective tax rates that we estimate would have applied if these incentives had not been available.

The Finance Act, 2000 phases out the 10-year tax holiday available to companies that export software from specially designated software technology parks in India, such that it is available only until the earlier of fiscal year 2009 or 10 years after the commencement of a company's undertaking. In the Finance Act, 2005, the Government of India introduced a separate tax holiday scheme for units set up under designated special economic zones, or SEZs, engaged in manufacture of articles or in provision of services. Under this scheme, units in designated SEZs which begin providing services on or after April 1, 2005 will be eligible for a deduction of 100 percent of profits or gains derived from the export of services for the first five years from commencement of provision of services and 50 percent of such profits or gains for a further five years. Certain tax benefits are also available for a further five years subject to the unit meeting defined conditions. The expiration, modification or termination of any of our tax benefits or holidays would likely increase our effective tax rates, and have a material and adverse effect on our net income.

The Finance Act, 2007, has included income eligible for deductions under sections 10A and 10B of the Indian Income Tax Act in the computation of book profits for the levy of a Minimum Alternative Tax, or MAT. The rate of MAT, effective April 1, 2007, is 11.33% (including a surcharge and education cess) on our book profits determined after including income eligible for deductions under Sections 10A and 10B of the Indian Income Tax Act. The Income tax Act provides that the MAT paid by us can be adjusted against our tax liability over the next five years.  Although MAT paid by us can be set off against our future income tax liability, our net income and cash flows could be adversely affected.

In the event that the Government of India or the government of another country changes its tax policies in a manner that is adverse to us, our tax expense may materially increase, reducing our profitability.

In the recent years, the Government of India has introduced a tax on various services provided within India including on the maintenance and repair of software. Under this tax, service providers are required to pay a tax of 12% (excluding applicable education cess) on the value of services provided to customers. The Government of India may expand the services covered under the ambit of this tax to include various services provided by us. This tax, if expanded, could increase our expenses, and could adversely affect our operating margins. Although currently there are no material pending or threatened claims against us for service taxes, such claims may be asserted against us in the future. Defending these claims would be expensive and divert our attention and resources from operating our company.

The Finance Act, 2007 imposes a fringe benefit tax on companies in respect of specified securities or equity shares allotted or transferred, directly or indirectly, by the company free of cost or at a concessional rate to its employees. The value of the fringe benefit is the fair market value, or FMV, of the specified security or share on the date of vesting of an option in an employee as reduced by the amount actually paid by, or recovered from the employee in respect of such security or share. The FBT is to be levied on the date of exercise of an option.  The rules applicable for the levy of FBT remain to be framed and there is uncertainty regarding the rate of FBT, its applicability to securities allotted to non-residents and the method of determination of FMV. As of June 30, 2007, we have approximately 2.08 million and 1.86 million options outstanding under our 1998 ADS stock option plan and our 1999 equity stock option plan.  Although the Finance Act has clarified that FBT imposed on a company may be passed on to its employees, the prevailing uncertainty over the rate of FBT and the method of determining FMV could adversely affect our business and any FBT levied on us in the future on the exercise of options granted by us could adversely affect our results of operations.

Currency fluctuations may affect the results or our operations or the value of our ADSs.

Our functional currency is the Indian rupee although we transact a major portion of our business in several currencies and accordingly face foreign currency exposure through our sales in the United States and elsewhere, and purchases from overseas suppliers in various foreign currencies. Historically, we have held a substantial majority of our cash funds in rupees. Accordingly, changes in exchange rates may have a material adverse effect on our revenues, other income, cost of services sold, gross margin and net income, and may have a negative impact on our business, operating results and financial condition. The exchange rate between the rupee and foreign currencies, including the dollar, the United Kingdom Pound Sterling and the Euro, has changed substantially in recent years and may fluctuate substantially in the future, and the weakness of the dollar had a material and adverse effect on our operating results in the three months ended June 30, 2007. We expect that a majority of our revenues will continue to be generated in foreign currencies, including the dollar, the United Kingdom Pound Sterling and the Euro, for the foreseeable future and that a significant portion of our expenses, including personnel costs, as well as capital and operating expenditures, will continue to be denominated in Indian rupees. Consequently, the results of our operations are adversely affected as the rupee appreciates against the dollar and other foreign currencies.

We use derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in foreign exchange rates on accounts receivable and forecasted cash flows denominated in certain foreign currencies. As of June 30, 2007, we held $719 million of foreign exchange contracts and range barrier options of $100 million and GBP of $13 million, Euro Accelerator of Euro 21 million, Target Redemption Structure of GBP $10 million, Euro Forward Extra of Euro 5 million, GBP Forward Extra of GBP 5 million and USD-INR vanilla put options of $15 million.  The increase in our use of derivative instruments is primarily attributable to our decision to actively hedge our foreign currency exposure given the recent volatility of the Indian rupee against foreign currencies, including the US dollar, the United Kingdom Pound Sterling and the Euro. We may not purchase derivative instruments adequate to insulate ourselves from foreign currency exchange risks. Additionally, the policies of the Reserve Bank of India may change from time to time which may limit our ability to hedge our foreign currency exposures adequately.

In addition, a high-level committee appointed by the Reserve Bank of India recently recommended that India move to increased capital account convertibility over the next five years, and proposed a framework for such increased convertibility. Full or increased capital account convertibility, if introduced, could result in increased volatility in the fluctuations of exchange rates between the rupee and foreign currencies.

Fluctuations in the exchange rate between the rupee and the dollar will also affect the dollar conversion by Deutsche Bank Trust Company Americas, the Depositary, of any cash dividends paid in rupees on the equity shares represented by the ADSs. In addition, these fluctuations will affect the dollar equivalent of the rupee price of equity shares on the Indian stock exchanges and, as a result, the prices of our ADSs in the United States, as well as the dollar value of the proceeds a holder would receive upon the sale in India of any equity shares withdrawn from the Depositary under the Depositary Agreement. Holders may not be able to convert rupee proceeds into dollars or any other currency, and there is no guarantee of the rate at which any such conversion will occur, if at all.

We operate in jurisdictions that impose transfer pricing and other tax-related regulations on us, and any failure to comply could materially and adversely affect our profitability.

We are required to comply with various transfer pricing regulations in India and other countries. Failure to comply with such regulations may impact our effective tax rates and consequently affect our net margins. Additionally, we operate in several countries and our failure to comply with the local tax regime may result in additional taxes, penalties and enforcement actions from such authorities. In the event that we do not properly comply with transfer pricing and tax-related regulations, our profitability may be adversely affected.

Wage pressures in India may prevent us from sustaining our competitive advantage and may reduce our profit margins.

Wage costs in India have historically been significantly lower than wage costs in the United States and Europe for comparably skilled professionals, which has been one of our competitive strengths. However, wage increases in India may prevent us from sustaining this competitive advantage and may negatively affect our profit margins. Wages in India are increasing at a faster rate than in the United States, which could result in increased costs for companies seeking to employ technology professionals in India, particularly project managers and other mid-level professionals. We may need to increase our employee compensation more rapidly than in the past to remain competitive with other employers, or seek to recruit in other low labor cost jurisdictions to keep our wage costs low. For example, we recently established a long term retention bonus policy for our senior executives and employees. Under this policy, certain senior executives and employees will be entitled to a yearly cash bonus upon their continued employment with us based upon seniority, their role in the Company and their performance. Compensation increases may result in a material adverse effect on our business, results of operations and financial condition.

Terrorist attacks or a war could adversely affect our business, results of operations and financial condition.

Terrorist attacks, such as the attacks of September 11, 2001 in the United States, the attacks of July 7, 2005 in London, the attacks of July 11, 2006 in Mumbai, the attacks of June 30, 2007 in Glasgow airport, UK and other acts of violence or war, such as the continuing conflict in Iraq, have the potential to have a direct impact on our clients. To the extent that such attacks affect or involve the United States or Europe, our business may be significantly impacted, as the majority of our revenues are derived from clients located in the United States and Europe. In addition, such attacks may make travel more difficult, may make it more difficult to obtain work visas for many of our technology professionals who are required to work in the United States or Europe, and may effectively curtail our ability to deliver our services to our clients. Such obstacles to business may increase our expenses and negatively affect the results of our operations. Furthermore, any attacks in India could cause a disruption in the delivery of our services to our clients, and could have a negative impact on our business, personnel, assets and results of operations, and could cause our clients or potential clients to choose other vendors for the services we provide. Terrorist threats, attacks or war could make travel more difficult, may disrupt our ability to provide services to our clients and could delay, postpone or cancel our clients' decisions to use our services.

The markets in which we operate are subject to the risk of earthquakes, floods and other natural disasters.

Some of the regions that we operate in are prone to earthquakes, flooding and other natural disasters. In the event that any of our business centers are affected by any such disasters, we may sustain damage to our operations and properties, suffer significant financial losses and be unable to complete our client engagements in a timely manner, if at all. Further, in the event of a natural disaster, we may also incur costs in redeploying personnel and property. In addition if there is a major earthquake, flood or other natural disaster in any of the locations in which our significant customers are located, we face the risk that our customers may incur losses, or sustained business interruption and/or loss which may materially impair their ability to continue their purchase of products or services from us. A major earthquake, flood or other natural disaster in the markets in which we operate could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Regional conflicts in South Asia could adversely affect the Indian economy, disrupt our operations and cause our business to suffer.

South Asia has from time to time experienced instances of civil unrest and hostilities among neighboring countries, including between India and Pakistan. In recent years there have been military confrontations between India and Pakistan that have occurred in the region of Kashmir and along the India-Pakistan border. Military activity or terrorist attacks in the future could influence the Indian economy by disrupting communications and making travel more difficult and such political tensions could create a greater perception that investments in Indian companies involve higher degrees of risk. This, in turn, could have a material adverse effect on the market for securities of Indian companies, including our equity shares and our ADSs, and on the market for our services.

Restrictions on immigration may affect our ability to compete for and provide services to clients in the United States, which could hamper our growth and cause our revenues to decline.

The vast majority of our employees are Indian nationals. Most of our projects require a portion of the work to be completed at the client's location. The ability of our technology professionals to work in the United States, Europe and in other countries depends on the ability to obtain the necessary visas and work permits.

As of June 30, 2007, the majority of our technology professionals in the United States held either H-1B visas (approximately 7,900 persons, not including Infosys BPO employees or employees of our wholly owned subsidiaries), allowing the employee to remain in the United States for up to six years during the term of the work permit and work as long as he or she remains an employee of the sponsoring firm, or L-1 visas (approximately 1,000 persons, not including Infosys BPO employees or employees of our wholly owned subsidiaries), allowing the employee to stay in the United States only temporarily. Although there is no limit to new L-1 visas, there is a limit to the aggregate number of new H-1B visas that the US Citizenship and Immigration Services, or CIS, may approve in any government fiscal year. In 2000, the United States temporarily increased the annual limit for H-1B visas to 195,000 beginning in 2001, however, this increase expired in 2003 and the limit was returned to 65,000 annually. In November 2004, the United States Congress passed a measure that increased the number of available H-1B visas to 85,000 per year. The 20,000 additional visas are only available to skilled workers who possess a Master's or higher degree from institutions of higher education in the United States. Further, in response to the terrorist attacks in the United States, the CIS has increased its level of scrutiny in granting new visas. This may, in the future, also lead to limits on the number of L-1 visas granted. In addition, the granting of L-1 visas precludes companies from obtaining such visas for employees with specialized knowledge: (1) if such employees will be stationed primarily at the worksite of another company in the US and the employee will not be controlled and supervised by his employer, or (2) if such offsite placement is essentially an arrangement to provide labor for hire rather than in connection with the employee's specialized knowledge. Immigration laws in the United States may also require us to meet certain levels of compensation, and to comply with other legal requirements, including labor certifications, as a condition to obtaining or maintaining work visas for our technology professionals working in the United States.

Immigration laws in the United States and in other countries are subject to legislative change, as well as to variations in standards of application and enforcement due to political forces and economic conditions. It is difficult to predict the political and economic events that could affect immigration laws, or the restrictive impact they could have on obtaining or monitoring work visas for our technology professionals. Our reliance on work visas for a significant number of technology professionals makes us particularly vulnerable to such changes and variations as it affects our ability to staff projects with technology professionals who are not citizens of the country where the work is to be performed. As a result, we may not be able to obtain a sufficient number of visas for our technology professionals or may encounter delays or additional costs in obtaining or maintaining the conditions of such visas. Additionally, we may have to apply in advance for visas and this could result in additional expenses during certain quarters of the fiscal year.

Changes in the policies of the Government of India or political instability could delay the further liberalization of the Indian economy and adversely affect economic conditions in India generally, which could impact our business and prospects.

Since 1991, successive Indian governments have pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector. Nevertheless, the role of the Central and State governments in the Indian economy as producers, consumers and regulators has remained significant. The current Government of India, formed in May 2004, has announced policies and taken initiatives that support the continued economic liberalization policies pursued by previous governments. However, these liberalization policies may not continue in the future. The rate of economic liberalization could change, and specific laws and policies affecting technology companies, foreign investment, currency exchange and other matters affecting investment in our securities could change as well. A significant change in India's economic liberalization and deregulation policies could adversely affect business and economic conditions in India generally, and our business in particular.

For instance, in April 2007, the Government of India announced a number of changes in its policies applicable to Special Economic Zones, or SEZs, to provide for, among other things, a cap on the size of land available for SEZs. The Indian Government has also announced its intent to make further changes in the SEZ policies. Our software development centers located at Chandigarh and Chennai currently operate in SEZs and many of our proposed development centers are likely to operate in SEZs. If the Government of India changes its policies affecting SEZs in a manner that adversely impact the incentives for establishing and operating facilities in SEZs, our business, results of operations and financial condition may be adversely affected.

Political instability could also delay the reform of the Indian economy and could have a material adverse effect on the market for securities of Indian companies, including our equity shares and our ADSs, and on the market for our services.

Our international expansion plans subject us to risks inherent in doing business internationally.

Currently, we have global development centers in nine countries around the world, with our largest development centers located in India. We have recently established or intend to establish new development facilities, potentially in Southeast Asia, Africa, Latin America and Europe. In October 2003, we established Infosys China and in January 2004 we acquired Infosys Australia to expand our operations in those countries. In April 2004, we formed Infosys Consulting to focus on consulting services in the United States. We also have a very large workforce spread across our various offices worldwide. As of June, 30, 2007, we employed approximately 76,000 employees worldwide, and approximately 15,100 of those employees were located outside of India. Because of our global presence, we are subject to additional risks related to our international expansion strategy, including risks related to compliance with a wide variety of treaties, national and local laws, including multiple and possibly overlapping tax regimes, privacy laws and laws dealing with data protection, export control laws, restrictions on the import and export of certain technologies and national and local labor laws dealing with immigration, employee health and safety, and wages and benefits, applicable to our employees located in our various international offices and facilities. We may from time to time be subject to litigation or administrative actions resulting from claims against us by current or former employees, individually or as part of a class action, including for claims of wrongful termination, discrimination, misclassification, payment of redundancy payments under TUPE-type legislation, or other violations of labor laws, or other alleged conduct. If such litigation or actions are successful, it could result in our being held liable for unpaid compensation, redundancy payments, statutory penalties, and other damages, which could adversely affect our revenues and operating profitability.

In addition, we may face competition in other countries from companies that may have more experience with operations in such countries or with international operations generally. We may also face difficulties integrating new facilities in different countries into our existing operations, as well as integrating employees that we hire in different countries into our existing corporate culture. As an international company, our offshore and onsite operations may also be impacted by disease, epidemics and local political instability. Our international expansion plans may not be successful and we may not be able to compete effectively in other countries. Any of these events could adversely affect our revenues and operating profitability.

It may be difficult for holders of our ADSs to enforce any judgment obtained in the United States against us or our affiliates.

We are incorporated under the laws of India and many of our directors and executive officers reside outside the United States. Virtually all of our assets are located outside the United States. As a result, holders of our ADSs may be unable to effect service of process upon us outside the United States. In addition, holders of our ADSs may be unable to enforce judgments against us if such judgments are obtained in courts of the United States, including judgments predicated solely upon the federal securities laws of the United States.

The United States and India do not currently have a treaty providing for reciprocal recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States on the basis of civil liability, whether or not predicated solely upon the federal securities laws of the United States, would not be enforceable in India. However, the party in whose favor such final judgment is rendered may bring a new suit in a competent court in India based on a final judgment that has been obtained in the United States. The suit must be brought in India within three years from the date of the judgment in the same manner as any other suit filed to enforce a civil liability in India. It is unlikely that a court in India would award damages on the same basis as a foreign court if an action is brought in India. Furthermore, it is unlikely that an Indian court would enforce foreign judgments if it viewed the amount of damages awarded as excessive or inconsistent with Indian practice. A party seeking to enforce a foreign judgment in India is required to obtain approval from the Reserve Bank of India under the Foreign Exchange Management Act, 1999, to repatriate any amount recovered pursuant to the execution of such a judgment.

The laws of India do not protect intellectual property rights to the same extent as those of the United States, and we may be unsuccessful in protecting our intellectual property rights. We may also be subject to third party claims of intellectual property infringement.

We rely on a combination of patent, copyright, trademark and design laws, trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property. However, the laws of India do not protect proprietary rights to the same extent as laws in the United States. Therefore, our efforts to protect our intellectual property may not be adequate. Our competitors may independently develop similar technology or duplicate our products or services. Unauthorized parties may infringe upon or misappropriate our products, services or proprietary information.

The misappropriation or duplication of our intellectual property could disrupt our ongoing business, distract our management and employees, reduce our revenues and increase our expenses. We may need to litigate to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Any such litigation could be time consuming and costly. As the number of patents, copyrights and other intellectual property rights in our industry increases, and as the coverage of these rights increase, we believe that companies in our industry will face more frequent infringement claims. Defense against these claims, even if such claims are not meritorious, could be expensive and divert our attention and resources from operating our company.

Although there are currently no material pending or threatened intellectual property claims against us, infringement claims may be asserted against us in the future. If we become liable to third parties for infringing their intellectual property rights, we could be required to pay a substantial damage award and be forced to develop non-infringing technology, obtain a license or cease selling the applications or products that contain the infringing technology. We may be unable to develop non-infringing technology or to obtain a license on commercially reasonable terms, or at all.

Our ability to acquire companies organized outside India depends on the approval of the Government of India and/or the Reserve Bank of India, and failure to obtain this approval could negatively impact our business.

Generally, the Reserve Bank of India must approve any acquisition by us of any company organized outside of India. The Reserve Bank of India permits acquisitions of companies organized outside of India by an Indian party without approval in the following circumstances:

  if the transaction consideration is paid in cash, the transaction value does not exceed 300% of the net worth of the acquiring company as on the date of the latest audited balance sheet, or unless the acquisition is funded with cash from the acquiring company's existing foreign currency accounts or with cash proceeds from the issue of ADRs/GDRs; or
  if the transaction consideration is paid in stock (i.e., by issue of ADRs/GDRs), the transaction value does not exceed ten times the acquiring company's previous fiscal year's export earnings.

 It is possible that any required approval from the Reserve Bank of India and the Ministry of Finance of the Government of India or any other government agency may not be obtained. Our failure to obtain approvals for acquisitions of companies organized outside India may restrict our international growth, which could negatively affect our business and prospects.

Indian laws limit our ability to raise capital outside India and may limit the ability of others to acquire us, which could prevent us from operating our business or entering into a transaction that is in the best interests of our shareholders.

Indian law relating to foreign exchange management constrains our ability to raise capital outside India through the issuance of equity or convertible debt securities. Generally, any foreign investment in, or acquisition of, an Indian company, subject to certain exceptions, requires approval from relevant government authorities in India, including the Reserve Bank of India. There are, however, certain exceptions to this approval requirement for technology companies on which we are able to rely. Changes to such policies may create restrictions on our capital raising abilities. For example, a limit on the foreign equity ownership of Indian technology companies or pricing restrictions on the issue of ADRs/GDRs may constrain our ability to seek and obtain additional equity investment by foreign investors. In addition, these restrictions, if applied to us, may prevent us from entering into certain transactions, such as an acquisition by a non-Indian company, which might otherwise be beneficial for us and the holders of our equity shares and ADSs.

Additionally, under current Indian law, the sale of a technology services company can result in the loss of the tax benefits for specially designed software technology parks in India. The potential loss of this tax benefit may discourage others from acquiring us or entering into a transaction with us that is in the best interest of our shareholders.

Risks Related to the ADSs

Historically, our ADSs have traded at a significant premium to the trading prices of our underlying equity shares, and may not continue to do so in the future.

Historically, our ADSs have traded on NASDAQ at a premium to the trading prices of our underlying equity shares on the Indian stock exchanges. We believe that this price premium has resulted from the relatively small portion of our market capitalization previously represented by ADSs, restrictions imposed by Indian law on the conversion of equity shares into ADSs, and an apparent preference of some investors to trade dollar-denominated securities. We have already completed three secondary ADS offerings and the completion of any additional secondary ADS offering will significantly increase the number of our outstanding ADSs. Also, over time, some of the restrictions on the issuance of ADSs imposed by Indian law have been relaxed and we expect that other restrictions may be relaxed in the future. As a result, the historical premium enjoyed by ADSs as compared to equity shares may be reduced or eliminated upon the completion of any additional secondary offering of our ADSs or similar transactions in the future, a change in Indian law permitting further conversion of equity shares into ADSs or changes in investor preferences.

Sales of our equity shares may adversely affect the prices of our equity shares and ADSs.

Sales of substantial amounts of our equity shares, including sales by our insiders, in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of our equity shares or the ADSs or our ability to raise capital through an offering of our securities. In the future, we may also sponsor the sale of shares currently held by some of our shareholders as we have done in the past, or issue new shares. We can make no prediction as to the timing of any such sales or the effect, if any, that future sales of our equity shares, or the availability of our equity shares for future sale, will have on the market price of our equity shares or ADSs prevailing from time to time.

Indian law imposes certain restrictions that limit a holder's ability to transfer the equity shares obtained upon conversion of ADSs and repatriate the proceeds of such transfer which may cause our ADSs to trade at a premium or discount to the market price of our equity shares.

Under certain circumstances, the Reserve Bank of India must approve the sale of equity shares underlying ADSs by a non-resident of India to a resident of India. The Reserve Bank of India has given general permission to effect sales of existing shares or convertible debentures of an Indian company by a resident to a non-resident, subject to certain conditions, including the price at which the shares may be sold. Additionally, except under certain limited circumstances, if an investor seeks to convert the rupee proceeds from a sale of equity shares in India into foreign currency and then repatriate that foreign currency from India, he or she will have to obtain Reserve Bank of India approval for each such transaction. Required approval from the Reserve Bank of India or any other government agency may not be obtained on terms favorable to a non-resident investor or at all.

An investor in our ADSs may not be able to exercise preemptive rights for additional shares and may thereby suffer dilution of such investor's equity interest in us.

Under the Companies Act, 1956, or the Indian Companies Act, a company incorporated in India must offer its holders of equity shares preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new equity shares, unless such preemptive rights have been waived by three-fourths of the shares voting on the resolution to waive such rights. Holders of ADSs may be unable to exercise preemptive rights for equity shares underlying ADSs unless a registration statement under the US Securities Act of 1933, as amended, or the Securities Act, is effective with respect to such rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to prepare and file such a registration statement and our decision to do so will depend on the costs and potential liabilities associated with any such registration statement, as well as the perceived benefits of enabling the holders of ADSs to exercise their preemptive rights, and any other factors we consider appropriate at the time. No assurance can be given that we would file a registration statement under these circumstances. If we issue any such securities in the future, such securities may be issued to the Depositary, which may sell such securities for the benefit of the holders of the ADSs. There can be no assurance as to the value, if any, the Depositary would receive upon the sale of such securities. To the extent that holders of ADSs are unable to exercise preemptive rights granted in respect of the equity shares represented by their ADSs, their proportional interests in us would be reduced.

ADS holders may be restricted in their ability to exercise voting rights.

At our request, the Depositary will mail to holders of our ADSs any notice of shareholders' meeting received from us together with information explaining how to instruct the Depositary to exercise the voting rights of the securities represented by ADSs. If the Depositary receives voting instructions from a holder of our ADSs in time, relating to matters that have been forwarded to such holder, it will endeavor to vote the securities represented by such holder's ADSs in accordance with such voting instructions. However, the ability of the Depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure that holders of our ADSs will receive voting materials in time to enable such holders to return voting instructions to the Depositary in a timely manner. Securities for which no voting instructions have been received will not be voted. There may be other communications, notices or offerings that we only make to holders of our equity shares, which will not be forwarded to holders of ADSs. Accordingly, holders of our ADSs may not be able to participate in all offerings, transactions or votes that are made available to holders of our equity shares.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

None

Item 3. Defaults Upon Senior Securities

None

Item 4. Submission of matters to a vote of security holders

The company held its Annual General Meeting, or AGM, on June 22, 2007

The following directors retired by rotation at the AGM held on June 22, 2007, were eligible for re-election and were re-elected by a requisite majority vote:

Mr. Deepak M Satwalekar
Prof. Marti G Subrahmanyam
Mr. S. Gopalakrishnan
Mr. S. D. Shibulal
Mr. T. V. Mohandas Pai

Mr. Narayana Murthy who had previously been appointed by our Board of Directors as additional director of the company was appointed as director liable to retire by rotation. The members of the company at the AGM held on June 22, 2007 approved the following appointments to the Board of Directors:

  Mr. S Gopalakrishnan as the Chief Executive Officer and Managing Director for a period of five years effective June 22, 2007.
  Mr. Nandan M Nilekani as our whole-time director for a period of five years effective May 1, 2007.
  Mr. K. Dinesh as our whole-time director for a period of five years effective May 1, 2007.
  Mr. S. D. Shibulal our whole-time director for a period of five years effective January 10, 2007.

The following are the other directors whose term of office as a director continues after the AGM:

Mr. Srinath Batni
Dr. Omkar Goswami
Ms. Rama Bijapurkar
Mr. Claude Smadja
Mr. Sridar Iyengar
Mr. David Boyles
Prof. Jeffrey S. Lehman

The following is a brief description of the matters voted upon at the AGM of the company held on June 22, 2007 along with votes cast for, against or withheld, as well as the number of abstentions and broker non-votes, as to each matter. The matters to be voted upon were notified to the shareholders on record and all registered holders of the ADSs who were holding the ADSs on a record date determined by the Depositary.

1,304 shareholders representing in aggregate 138,300,297 equity shares attended the AGM in person and 362 shareholders representing in aggregate 149,666,470 shares attended the AGM through a proxy, including two proxies representing the Depositary to carry out the instructions of the holders of ADSs representing 61,401,493 ADSs.

		Votes for	Votes against/withheld	Abstentions / Broker Non-votes
Brief Description of the matter put to vote		(1) (2) (3)	(1) (2) (4)	(1) (2)
1.	To receive, consider and adopt the balance sheet as at March 31, 2007 and the profit & loss account for the yearended on that date and the report of the directors and the auditors thereon.	1,305	1	-
2.	To declare a final dividend.	1,305	1	-
3.	To appoint a director in place of Mr. Deepak M Satwalekar who retires by rotation and being eligible, seeks re-election.	1,305	1	-
4.	To appoint a director in place of Prof. Marti G Subrahmanyam who retires by rotation and being eligible, seeks re-election.	1,305	1	-
5.	To appoint a director in place of Mr. S. Gopalakrishnan who retires by rotation and being eligible, seeks re-election.	1,305	1	-
6.	To appoint a director in place of Mr. S. D. Shibulal who retires by rotation and being eligible, seeks re-election.	1,305	1	-
7.	To appoint a director in place of Mr. T. V. Mohandas Pai who retires by rotation and being eligible, seeks re-election.	1,305	1	-
8.	To appoint Auditors to hold office from the conclusion of this meeting until the conclusion of the next Annual General Meeting and to fix their remuneration.	1,305	1	-
9.	To appoint Mr. N. R. Narayana Murthy as our director, liable to retire by rotation	1,305	1	-
10.	To approve the re-appointment of Mr. Nandan M Nilekani as whole-time director for a period of 5 years with effect from May 1, 2007	1,305	1	-
11.	To approve the appointment of Mr. S Gopalakrishnan as the CEO and Managing Director for a period of 5 years with effect from June 22, 2007.	1,305	1	-
12.	To approve the re-appointment of Mr. K. Dinesh as whole-time director for a period of 5 years with effect from May 1, 2007.	1,305	1
13.	To approve the re-appointment of Mr. S. D. Shibulal as whole-time director for a period of 5 years with effect from January 10, 2007.	1,305	1
14.	To approve the payment of remuneration in the form of commission for directors other than Managing and Whole-time Directors.	1,305	1

1. Under the Indian Companies Act 1956, voting is by show of hands unless a poll is demanded by a member or members present in person, or by proxy holding at least one-tenth of the total shares entitled to vote on the resolution or by those holding paid-up capital of at least Rs.50,000. Under our Articles of Association, members present by proxy shall be entitled to vote only on a poll but not on a show of hands, unless such member is a body corporate present by a representative in which case such proxy shall have a vote on the show of hand as if he were a member.

2. Under the Indian Companies Act and as per our Articles of Association, on a show of hand every member present in person shall have one vote and upon a poll the voting rights of every member whether present in person or by proxy, shall be in proportion to his or her share of our paid-up capital.

3. The number of members who are shown to have voted for the resolutions includes one representative of the Depositary, with instructions to vote as such, on behalf of the holders of ADRs.

4. The number of members who are shown to have voted against the resolution includes one representative of the Depositary, with instructions to vote as such, on behalf of the holders of the ADRs.

Item 5. Other Information

None.

Item 6. Exhibits

The Exhibit Index attached hereto is incorporated by reference to this Item.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 1, 2007

INFOSYS TECHNOLOGIES LIMITED
/s/ S. GOPALAKRISHNAN

S. Gopalakrishnan
Chief Executive Officer